82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE [redacted]

02026448

REGISTRANT'S NAME SanCor Cooperativas Unidas

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 1 1 2002
THOMSON FINANCIAL

FILE NO. 82- 4476 FISCAL YEAR 6-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 4/8/02

BM

82-4476

ANDERSEN

Cooperativas Unidas Ltda.

AR/S
6-30-01

**ANNUAL REPORT AND FINANCIAL STATEMENTS
AS OF JUNE 30, 2001 PRESENTED COMPARATIVELY WITH PRIOR
YEAR, TOGETHER WITH THE AUDITOR'S REPORT AND
THE STATUTORY AUDIT COMMITTEE'S REPORT**

ANNUAL REPORT

Fiscal year 2000/2001

To our member cooperatives:

In compliance with currently effective legal and regulatory requirements, we submit for your consideration the Letter to Member Cooperatives, the Balance Sheet and the Statement of Income for the fiscal year July 1, 2000, through June 30, 2001.

THE DAIRY INDUSTRY: CURRENT SITUATION

After almost ten years of steady growth, Argentine dairy production entered a contraction cycle, primarily due to the country's economic situation. The first sign was that production volume for the year 2000 was 7% below the prior year's.

The circumstances that determined this trend reversal persisted and worsened during the period under analysis. The adverse effects were felt in the activities of both farmers and the industrial sector, and far beyond: it is undeniable that the decline affects the country as a whole.

Another negative factor was that no further progress was made towards a consensus on a promotional instrument based on mutual commitments among representatives of the economic sectors involved – farmers, the industry, farming sector trade representatives and labor unions – and the Government. The tariff placed on the importation of dairy products helps and arrives at the right time, and specific competitiveness enhancement programs could also prove helpful. Therefore, the need to provide a national policy for our dairy sector still awaits a comprehensive response in accordance with sector's efforts and its merit in having earned prestige for the country on world markets.

The aspect we have just referred to is one of those hit by the decline in production volumes. We lose continuity in exports, aside from any profitability considerations at this time. The usual obstacles faced by Argentine exports, i.e. subsidies and protectionism, are now compounded with the hypersensitivity regarding health issues such as foot-and-mouth disease, which afflicts us domestically, and the "mad cow" disease in Europe. Importers of dairy products have taken additional precautions, which further hinder international trade of dairy products.

Within Argentina, deteriorating economic conditions in general and the drop in purchasing power in particular affect the sector's activities in various ways.

On the domestic market, consumption of dairy products has dropped; production continues to lose negotiating power vis-à-vis increasingly concentrated retailing and harsh competition has sometimes induced questionable practices.

Despite these conditions, most companies and the majority of farmers continue to seek ways to move forward. Although at a diminished pace, there continue to be investments and the market witnesses innovations aimed at adding more value to products.

OUR ORGANIZATION'S WORK

During the fiscal year under analysis, activities were oriented to consolidating achievements that are vital to the cooperative under the present circumstances. Thus, actions were intensified in several fields: quality, innovation, cost reduction, supporting brand awareness in export markets and associations with Argentine and international companies, among others.

The volume of milk processed declined in this period but the raw material provided by member farmers reached very high quality grades, which is incontestable evidence of a firm decision to overcome obstacles to profitability and of becoming aligned with our institutional objectives. SanCor, for its part, endeavored to correspond to such attitude with measures aimed at compensating dairy farmers directly with as much as possible of the payments made for raw material.

Almost 24% of milk processed went to international markets. This year, results in the Mercosur declined; sales to Brazil declined in volume and profit margin was low.

In contrast, progress was made in organizing distribution in several countries, including the USA, in taking the brand closer to consumers and in sending products with more added value. Even though, overall results were not those one could wish, these actions are consistent with SanCor's strategic decision as to its international projection.

As all other companies, SanCor suffered from the recession in the domestic market, where wholesale and retail prices reflected the decline in economic activity. Furthermore, premium brands were the worst hit. In spite of all, the share of the dairy products market achieved by SanCor bore witness to its dedication to the commercial aspect as well as its close monitoring of the market and its segments of particular interest. Product launches, promotional actions and the application of information technology tools were among the recourses used to sustain, and in some product categories even increase, preference for our products. Quality and service, always and above all, were given priority as the fundamental arguments to win the preference of consumers.

The generalized decrease in profit margins obliged us to continually analyze costs at all levels of business: transportation of raw material, industrial processing, product distribution, sales, finance and administration – just to mention broad categories - were the object of systematic improvement actions, supported by human resources training in the right correlation.

Due attention was paid to discussions with government agencies and provincial and federal authorities. On many occasions, delegations representing our Cooperative visited or held meetings with authorities to raise specific issues and transmit SanCor's position on matters concerning the cooperative, the dairy sector or agriculture overall.

In summary, we faced up to adverse conditions not only with a detailed strategy but also with firm resolve, multiplying institutional efforts. More than ever, our business decisions and efforts were imbued with solidarity and the cooperative ethic, while aiming to preserve production, the work and the hope of all the persons whose future is closely linked to that of SanCor.

PUBLIC AFFAIRS

We must highlight two distinctions that SanCor received this year: the Argentine Exports Award from *Prensa Económica* magazine on account of being the largest exporter of dairy products in 1999 and the Industrial Merit distinction awarded by the Industrial Federation of the Province of Santa Fe.

The Federación de Centros Juveniles Agrarios Cooperativistas (Federation of Cooperativist Farming Youth Centers) continued to carry out its educational programs for the children of dairy farmers, addressing technical matters, social issues and cultural topics in general. Especially significant were the functions held to mark the fiftieth anniversary of the institution, founded on September 10, 1950.

The SanCor Foundation designed the SanCor Educational Plan, which aims to coordinate the company's training and educational efforts. The Foundation continued to give its courses for leaders, officials and members of cooperatives in the provinces of Santa Fe and Córdoba. Through an agreement with the Santa Fe Province Ministry of Agriculture, Ganadería, Industry and Commerce, the Foundation organized courses based on a novel form of study: distance learning through satellite link. The foundation also continued with the specific program under the agreement with the Cordoba Province Department for the Fostering of Cooperatives and Mutual Associations.

As regards relations with government authorities, the main actions undertaken during the fiscal year concerned both the provincial and federal governments. At the provincial level, the Cooperative actively participated in the Provincial Dairy Industry Councils of the provinces where its farms are situated. At the federal level, the most noteworthy contacts were those aimed at obtaining the design and implementation of competitiveness plans for the Argentine dairy sector. In addition to contacts with a variety of governmental authorities, other actions undertaken by SanCor in the normal course of its business included institutional links with SENASA (the Animal Health Service) and INTA (National Agriculture Technology Institute) and universities.

As regards activities with private institutions, SanCor continued to participate in the work of the main trade chambers and institutions to which it belongs. We should highlight the work in institutions specific to our sector: Centro de la Industria Lechera (CIL – Dairy Industry Center), Coordinadora de las Industrias de Productos Alimenticios (COPAL – Foodstuffs Industries Coordination Group), Unión Industrial Argentina (UIA - Argentine Industrial Union), Junta Intercooperativa de Productores de Leche (JIPL – Inter-cooperative Board of Milk Producers) and Confederación Intercooperativa Agropecuaria Limitada (CONINAGRO – Agricultural Intercooperative Confederation). SanCor's institutional activity was not restricted to sector-specific issues, it encompassed broader aspects of social and national development; as cases in point, we can mention our active participation in the forums organized by IDEA (Institute for the Development of Enterprises in Argentina) and the Inter-American Council of Commerce and Production.

On the international plane, we participated in official actions related to the different international negotiation fronts that Argentina is engaged in. Also on the international plane, but in the private sphere, we continued to participate in the Panamerican Dairy Federation and the International Dairy Federation.

Finally, it should be noted that the crisis that the Argentine Dairy Sector is undergoing – compounded with the deep recession in the domestic market – required us to request and arrange numerous meetings and work sessions with executive branch officials and legislators, both federal and provincial; these included audiences with the President of the Nation and Cabinet Ministers and interviews at several Departments.

PLANNING AND PERFORMANCE-CONTROL

Planning – a fundamental tool in managing our company – allowed us to monitor the business effectively in an environment in continuous change due to increased market globalization.

The main task was the monthly control of the actions and goals established at the outset of 2000-2001 period. This allowed us, even in the current recessionary context, to analyze the extent to which goals were reached and, when faced with unforeseen circumstances find alternative ways to overcome them.

Within Operational Planning, the Budgetary System played a primary role. This system performed adequately, which allowed us to bring actual parameters into line with original forecasts while continuously monitoring and analyzing the Cooperative's disbursements. In this respect, with an updated information system in place in all decentralized operating units, we made significant progress towards their self-monitoring.

PRIMARY PRODUCTION

By setting up the Primary Production Area, we established a mechanism that dynamizes the treatment of all issues affecting the sector, whose main players are our member cooperatives and their member farmers.

This year, a significant advance was achieved in the SanCor Quality Assurance System, with more than 300 farms reaching the PLUS milk-quality rating on a daily basis. Thus, we amply exceeded the goals set for the raw material we receive (more than 90% within category "A").

Meanwhile, the Raw Material Supply and Communications Department, through its Regional Services for Assistance to Cooperatives, has undertaken the review of the Payments System with the aim of gathering the opinions of the cooperatives and their member farmers, which in turn will allow their active involvement in finding the required solutions, as befits the times. Milk production averaged 4.4 million liters per day.

ASSISTANCE TO COOPERATIVES

In view of the difficult situation endured in this period by the dairy sector and the country in general, the entire structure of the Primary Production Area, with all its technicians, redoubled its work in support of cooperatives and farms as a way of encouraging and preserving the activity. Extremely useful tools were made available to dairy farmers, such as the adaptation of their production models and the transfer of sustainable technologies contributing to increase efficiency and professional management of the business.

Beyond dairy farms themselves, the company has set itself an objective of significant implications: modernizing and streamlining the logistics of milk collection. Collection in the hands of member cooperatives will benefit them directly, their farmers and the company in general.

In addition, the Primary Activities Commission intensified communications in all zones within the geographical area we cover and this will be taken even further over the coming fiscal year.

The company continued to support its member cooperatives in achieving greater management efficiency and effective control over administration and operational aspects. We provided comprehensive advisory services regarding institutional issues, reform of cooperative bylaws and integration among first-tier cooperatives.

In order to comply with bylaws that set out the information to be presented by such entities – regarding production, economic and financial aspects – strategies and actions were implemented to control member cooperatives on a preventive basis and to strengthen the interdependence relationships we should always maintain.

INDUSTRIAL POLICY

As part of the organizational changes initiated during the prior fiscal year, the Production Department and the Maintenance and Industrial Operations Department consolidated their joint work.

This coordinated work resulted in improved planning of industrial activities and had positive repercussions on the integration of the logistics, commercial and operating aspects of business management, as well as on optimization of industrial costs in accordance with a context that makes it necessary to strive continually to break-even.

The workload profile of our industrial plants was similar to the prior year's. This allowed temporary stoppages that were utilized for maintenance tasks, balancing specific and isolated needs for personnel and undertaking a global industrial reorientation plan aimed at strengthening company structures.

Each function's designated roles are evolving towards a more integral application of the concept of value added along the entire business chain, in which the industrial stage supports the general strategy.

The activity of Processes, Quality, Development and Engineering was aimed at consolidating reorganizations, adaptations and new facilities. This is the case of the projects carried out for the cheeses, yoghurt and special milks product categories o la adaptación y relanzamientos de líneas de productos in response to market requirements.

In this connection, we should mention the development, implementation of industrial processes and sales support for special products such as *Bio Salud* as well as the agreement executed with Laboratorios Bagó S.A. covering a whole line of milks for infants to be marketed in Latin America. Also, the Hurlingham plant was converted to processing juices, maintaining its production assets.

COMMERCIAL POLICY

Present conditions are characterized by the heavy concentration of sales on large supermarket chains, which have opened outlets all over the country, and cautious and restricted consumption. Consumers' purchase habits have changed, they now seek lower prices in consumer products.

These conditions, which reduce the market share of premium brands, also cause a decrease in the sales of small retailers. Therefore, we found it necessary to support the distribution structure concentrating our sales force's work on adapting the channels to meet the objectives set.

Thus, changes in the sales systems have been planned so that the Exclusive Distributors Channel will allow us to win a greater share in high-potential stores and to defend it by redesigning the zones. To reach this objective we are creating the appropriate conditions and incentives to further consolidate the figure of the SanCor Exclusive Distributor.

To improve performance and profitability we have reorganized commercial structures by regions, we redrew the areas covered by some of our sales branches and we launched pilot tests aimed at redesigning the operations of our Exclusive Distributors.

We are also projecting important changes in the Supermarkets Channel, which basically involve introducing technology to improve negotiations, rating the accounts by profitability and improving the product mix, emphasizing our premium brand.

In applying these changes, we initiated the experience of managing the chains by applying the key-account system. This experience is supported by the better organized and more intensive action of Trade Marketing (support at point of sale), following merchandising plans that allowed us to improve control of inventory turnover and the display of our products on supermarket shelves, as well as reduce returns due to product expiry.

Towards the end of the fiscal year, the Related Dairy Activities Department was organized for the purpose of coordinating our activity with that of Cotar and San Marco as well as enhancing our relationship and operations with other companies in matters concerning raw material supply, industrial processing and selling. This Department has the double mission of increasing the volume of corporate business and exerting more leverage in regulating the market.

Its main commercial function is to order and administer the sales and distribution of dairy products, charcuterie and other products through the Wholesale Channel throughout Argentina. In this way we will achieve greater participation and influence in this important distribution channel, which is in the midst of a transformation and concentration process and is much used by our competitors.

This sector, whose influence will become clearer as from the next fiscal year, will follow a branding and price policy that will complement the rest of the channels avoiding coming into conflict with them.

During the fiscal year under analysis, SanCor undertook actions to revitalize its brand image. The most significant of these actions were the various advertising campaigns to support lines and products, which were very well received by consumers.

We provide below our comments on the performance of each our product categories:

- **Cheeses:** Over the last five years, the market for cheese in Argentina has grown steadily to reach an annual per capita consumption of 12.1 kg , which is among the seven highest in the world. In fiscal 2000–2001, in spite of the competition's strong advertising and commercial efforts, SanCor retained its leadership position and even showed a trend to increase its overall market share. This was achieved thanks to several advertising campaigns aimed at reinforcing the image of specialist in cheeses, personified by " The Master Cheesemakers", and campaigns specifically oriented to certain types of cheeses such as Port du Salut. The advertising was accompanied by dedicated attention to points of sale regarding pricing policy, product availability and exhibition quality.

SanCor continues to lead the category of Process-Cheese Spread in Tubs, with the product Tholem, that increased its market share well beyond half the market. The initial results of a promotional action began late in the fiscal year under analysis allow us to forecast that Tholem's share will continue to increase over the new year.

SanCor as a company continues to lead comfortably in the Grated Cheeses category, albeit with a change in its mix of brands. This change follows the trend noticeable in all product lines, i.e. second brand gaining at the expense of second brands due to the recession in the domestic market.

- **Yoghurts, *Bio* milk, and puddings:** In the Yoghurt category, we were able to reverse the trend of decreasing market share and instead obtained a significant increase, which allows us to expect further growth.

  During the fiscal year, we relaunched Yogs (liquid yoghurt) and relaunched two lines of yoghurt branded with our own name: SanCor Natur (yoghurt with fruit pieces) and SanCor Vida (flavored yoghurt), which address the demands of different market segments.

  These launches were given advertising and promotional support. The advertisement used in relaunching Yogs "Remeros" (Rowers), obtained the first prize in the foodstuffs category in the FIAP (Spanish, Portuguese and Latin-American Advertising Festival) and the containers of this line were awarded the "Estrella del Sur" award by the Argentine Institute of Containers and Packaging.

  In the case of SanCor Mix (yoghurt with cereals) we updated the shape and design of the container to adapt it to the demands of the consumers of yoghurt, who seek constant updating and innovation. With this product in particular, we gained market share in the category of yoghurt with cereals.

  With the Bio milk, SanCor increased its share of the probiotics market, of which it has captured more than half.

  The Sancorito puddings, aimed at the children's market, were able to maintain their market share by showing new characters on their containers. These characters are from the best-known children's cartoons and movies habitually broadcast by large-audience cable-TV channels. For this purpose, we obtained the license from the owner of the rights to such characters, Warner Bros.

- **Fluid milks:** Overall, the market trend continues to be that consumption of Ultra-High Temperature (UHT) milk grows faster than refrigerated milk. SanCor leads in this market segment, having achieved as of June 2001 a 43.2% share, considering the aggregate of all its brands. In refrigerated milk, the market share was 12.2%.

For the future, it is expected that the growth of UHT at the expense of refrigerated milk will be slower given that the most predisposed consumers have already been captured. It is now necessary to address conceptual aspects beyond that of convenience. To promote the consumption of UHTmilk and the SanCor brand in particular, we have undertaken an advertising campaign the results of which are already perceptible even though it began late in the fiscal year.

As regards refrigerated milks, our company continues to market the SanCor Max micro-filtered milk and its pasteurized milks in plastic pouches, which mainly compete on price.

- **Chocolate Milk:** This market has become more stable. We have maintained the second place by market share, even though the heavy advertising by the market leader turned price into the most significant attribute when it comes to deciding the purchase.

- **Powdered milk:** Domestic consumption of this product continues to decline; in contrast, the industrial market shows signs of growth.

- **Butter:** domestic consumption grew slightly due to the aggressive attitude of the competition that cut prices in second and third brands. SanCor aimed to optimize the average price and even so managed to retain the leading position in this product category.

- **Cream:** Overall, the market for this product behaved similarly to that of butter. We continue to be the leaders in the interior of the country and second in the Greater Buenos Aires area.

- **Dulce de leche (milk caramel):** The company managed to maintain its market share and presence even in an atomized market where there are always special price offers.

- **Ice Cream:** Consumption trends have turned this product into a commodity: premium brands lose share or retain it only with significant price decreases. We are currently redefining our commercial policy for this product line.

- **Juices:** Comparing the last two twelve-month periods through June 30, the market for juices has grown especially in products where they are mixed with other ingredients. As also happened to the other players who focus on pure juices, SanCor's share decreased. In this connection, to reduce the burden of overhead of the facilities dedicated to this category, we have entered into agreements whereby we process for others.

- **Mayonnaise and "Golf" Dressing:** A significant drop in the overhead involved in manufacturing these products allowed us to adopt a more aggressive pricing policy that resulted in increased sales volumes.

- **Honey:** Despite the aggressive pricing policies applied by most of the competitors in this market, we were able to maintain the same sales volume as in the prior year.

- **Olives and pickles:** Improvements have been made in the quality and presentation of these products, which are supplied to us by the Federación de Centros Juveniles Agrarios Cooperativistas "Zona SanCor" (Federation of Cooperativist Farming Youth Centers). These developments have allowed us to exceed last year's sales volumes.

INTERNATIONAL OPERATIONS

The sales of Argentine dairy products were affected in various ways by plant and animal health factors (transgenic crops, "mad cow" and foot-and-mouth diseases). These concerns led many countries to raise barriers against our goods.

During fiscal year 2000-2001, the cooperative made exports amounting to USD 88,294,815; in terms of volume this represented 23.64% of the liters of milk processed. Given the lower exportable surplus, our main objective was to increase the proportion of products with higher added value, so as to increase the average price obtained from each liter of milk channeled to exports.

We continued to work to enhance the distribution of SanCor brand products to consumers in countries in the region: Brazil, Paraguay, Chile, Bolivia and Peru and achieved satisfactory results. We also dedicated effort to developing new distributors in Uruguay and Mexico; we have already exported to this last country.

In Brazil, we improved distribution in the States of São Paulo, Rio de Janeiro, and Paraná. We broadened our product range, increasing our penetration in the special cheeses sector. We also intensified promotional actions aimed at promoting our brand image. Our sales volumes were higher than in the fiscal year 1998-1999, although, naturally, lower than in 1999-2000, when the abundance of milk available led us to place significant additional quantities in Brazil. Over the fiscal year under analysis SanCor do Brasil obtained USD 24,346,974 in revenues, though its profitability was affected by the continual depreciation of the Brazilian currency in relation to the Argentine peso, while production costs remained stable.

For the future, we foresee we will sell some lines of products made in Brazil. This would help our commercial operations and counterbalance the losses resulting from the exchange rate and cost imbalances with Argentina.

A point to highlight is the good start of SanCor Dairy Corporation, which closed transactions utilizing the specific quotas for importation of cheese into the US. This helped improve our business in such market.

We executed an important agreement with Laboratorios Bagó, an Argentine pharmaceuticals company that leads the Latin American market, for the sale of infant formula throughout Latin America, other than Argentina. The products object of this agreement have already been launched in Paraguay.

We notice a favorable trend in the market that will allow us to improve our general performance. An indicator of such trend is price stability on international markets, which is expected to hold until half way through the coming fiscal year. In this respect, our objective will be to reinforce the sales of higher value added products. However, the sanitary requirements of different countries – which become non-tariff barriers – will continue to hinder our exports.

COMMUNICATIONS AND HUMAN RESOURCES

In SanCor we consider human potential to be a strength and a fundamental value of our institution and competence in communications as one of its fundamental assets. This led to the creation, during this period, of the Communications and Human Resources Area, with the mission of enhancing and optimizing the company's structures addressing such aspects.

Since its inception, this Area has contributed to the integrated and efficient performance of the different sectors it comprises and this has allowed us to grow and achieve important institutional goals.

The Company has implemented and began executing a Strategic Communications Plan, which will serve to optimize its institutional positioning and that of its products on the domestic and foreign markets by means of an integrated communications system.

Among the actions undertaken, we highlight the cooperative's participation in exhibitions, conferences and regional, national and international events. In addition, we established our presence in the media with the publications that accompanied our commercial launches and by keeping close relations with the press.

Our institutional magazine kept our member cooperatives and dairy farmers abreast of all SanCor's actions. We welcomed a constant stream of visitors to our establishments mainly school groups and delegations from around the country and from abroad.

To adapt to developments in the area of communications, we defined a strategy for Internet insertion and electronic commerce in the company's activities, with the principal objective of increasing synergy among all areas and related entities. Preparing our value chain for electronic commerce will enhance our relationship with all audiences, increase profitability and create new revenue opportunities.

The intensive personnel training efforts continued, seeking to increase productivity, improve the quality of our products, and incorporate technology. We fostered in-company training, which had highly positive results.

In the adverse economic context that affects all industry in general, we maintained our human resources policy while implementing programs aimed at optimizing structures and improving teamwork. We focused our efforts on constant dialogue with all stakeholders, generating a strong commitment towards the cooperative.

To the same end, we also worked hard following the concept Improved Quality of Life for all members of the company. In particular, we enhanced the Occupational Medicine Services that have the mission of safekeeping lives and welfare. This has brought significant benefits both financially and in terms of morale.

ENVIRONMENTAL POLICY

Pursuant to the Comprehensive Quality Program, we worked to satisfy the requirements and expectations of our clients, both internal and external, and consumers by achieving the required and desired quality for our products and services. To this end, we emphasized fieldwork on processes and the application of various systems.

With the objective of furthering the actions to preserve the environment and natural resources, the Management Board approved the Environmental Management Policy as well as important investments to transform milk derivatives and cheese whey, generating new business lines.

Thus, the Environmental Management Policy is in force in each of our industrial plants. The purpose of such policy is to regulate and rationalize internal operations seeking that each unit be self-governing in the continuous improvement of environmental standards, with due consideration to product life-cycle.

ADMINISTRATIVE, IT SYSTEMS, AND LOGISTICS SUPPORT

Administrative Support dedicated significant effort to aspects key to the company: manage the Business Administration projects, support the consultancies engaged for partnership projects. It also cooperated with commercial sectors, both by managing collection of trade receivables – fully applying the model designed during the prior fiscal year – as well as through the Administrative Development of Exclusive Distributors.

Market complexity and demands required the Logistics and Supply functions to develop a service tailored to each customer or segment, in order to respond satisfactorily and with the required quality. Full and permanent integration with production and commercial sectors was maintained; joint work with these areas allowed cost reductions and the optimization of available resources.

With support from the Information Technology Division of Aproagro S.A, and of the ICES (Cooperative Higher Education Institute), the IT Systems department effectively met the requirements of the various company sectors, furthering projects that are vital to corporate strategy and updating the systems in use.

The Operations Planning for this fiscal year has been complied with to a large extent and although the challenges and goals are ever more demanding, we are sure that our human resources have the capabilities and quality that the competitive situation and the speed of changes require, although we bear in mind that they are always perfectible through training and motivation.

INTERNAL AUDIT

As in prior years, in fulfilling this important function that supports business decision-making we worked to identify the most significant risks in each activity audited and we ensured that the internal control system mitigate existing risks, reducing them to acceptable levels. We also worked with a business outlook to improve productivity and optimize information for decision-making.

We coordinated our work plans closely with the Management Board and cooperated permanently with the Statutory Audit Committee.

FINANCING ACTIVITIES

Argentina's economic situation persisted in the recessionary and deflationary trends of the prior year. The consumer price index declined by 0.3% while the wholesale price index dropped by 1.6%.

Working capital as of June 30, 2001, amounted to 59,933,132 and its increase was due to the increase in commercial credit caused by the extension of payment terms, partially offset by the extension of payment terms of trade payables.

MEMBER COOPERATIVES

During the fiscal year under analysis, our roll of member cooperatives has undergone the following changes:

Cooperatives that departed: N° 488 "Tamberos del Sur" Cooperativa Limitada.

Cooperatives that joined: N° 284 Cooperativa de Tamberos "La Tercera" Limitada (departed)
N° 328 Cooperativa Tambera Limitada "Unión del Sur" (exclusion)
N° 449 Cooperativa de Tamberos Unidos Limitada de "Olascoaga" (exclusion)

Members - as of June 30, 2000	Joined	Departed	Members as of June 30, 2001
86	1	3	84

RAW MATERIAL RECEIVED FROM MEMBER COOPERATIVES

Please find below information regarding butterfat contained in the raw material provided by member cooperatives in the fiscal year considered:

- Milk received:

Months	Liters of milk	Fat contents	Protein contents
July 2000	137,269,777	3.68	3.35
August	146,357,988	3.59	3.29
September	152,630,054	3.51	3.31
October	157,726,700	3.48	3.27
November	148,625,616	3.47	3.19
December	148,756,977	3.49	3.21
January 2001	138,869,507	3.50	3.15
February	111,457,915	3.52	3.11
March	112,013,857	3.66	3.18
April	109,584,888	3.75	3.31
May	117,421,135	3.79	3.38
June	118,529,940	3.71	3.30
Total	1,599,244,354	3.58	3.25

- Detail of amounts paid to Member Cooperatives in consideration of milk received:

Months	Total amount per litter of milk	Total amounts paid
July 2000	0.1687	23,151,437
August	0.1655	24,224,759
September	0.1609	24,558,173
October	0.1536	24,221,299
November	0.1482	22,024,730
December	0.1502	22,340,660
January 2001	0.1498	20,799,666
February	0.1621	18,070,301
March	0.1721	19,275,654
April	0.1768	19,372,053
May	0.1829	21,471,716
June	0.1795	21,274,978
Total	0.1631	260,785,426

TRANSACTIONS WITH NONMEMBERS

The Cooperative continued to receive raw material and processed products from nonmembers. The volumes received and the amounts paid are itemized below:

	Volumes (in kg.)	Amounts
Dairy products	1,292,674	3,471,728
Nondairy products	1,237,795	1,820,320

During the year, the Company operated with the following merchandise on consignment: Charcuterie, beef and other products produced by Sodecar S.A. totaling 9,673,645 kgs. In the amount of $28,903,196.

PROPERTY, PLANT AND EQUIPMENT

In Property, Plant and Equipment accounts, which comprise most of SanCor's assets, there have been the following changes, in lump-sum terms, during the year under analysis:

Movements	Amounts
Additions	9,959,617
Retirements and other causes of reduction	3,126,350
Depreciation	23,859,805

ENCUMBERED ASSETS

As of June 30, 2001, SanCor , carried collateralized debts in the amount of 189,283,000, comprising the following transactions and types of guaranties:

A – Loans secured by pledges	
On machinery and equipment: ABN – AMRO BANK	4,575,000
On merchandise.: Banco de la Nación Argentina	10,000,000
B – Loans secured by mortgages	
F.M.O. (Netherlands)	700,000
C- Loans secured by mortgages and pledges	
I.F.C. (International Finance Corporation – USA)	33,000,000
Banco Río de la Plata S.A.	
- Corporate Bonds	50,000,000
- Floating rate notes	91,008,000

REAL PROPERTY - PURCHASES AND SALES

Purchases - Additions

The cooperative added a property situated in Goya (in the Province of Corrientes) as transfer in settlement of a mortgage foreclosed by SanCor. Value of the property transferred: 60,000. The property was collateral for the debt of a former customer.

Sales

The cooperative sold a property with an area of five hectares situated in San Guillermo (Province of Santa Fe), where the Farrowing Facility had been situated, to Mr. Alcides Juan Mottura for the amount of 12,000.

A property situated in the town of Carcarañá was sold to Mr. Roberto Gustavo Navarrete and Ms. Carina Andrea Cavaglia for the amount of 31,000. The property had been acquired in an auction ordered by the court to execute a mortgage foreclosed by SanCor.

A property situated in the town of Brinkmann (Province of Córdoba) was sold to Mr. Federico Díaz and Mrs. María Esther Diaz née Gigena for the amount of 25,000.

SECTIONS 67 AND 78 OF LAW No. 20,337

As resolved by the latest Regular General Meeting of Member Cooperatives held on September 29, 2000, the cooperative fulfilled legal and regulatory requirements in compliance with the parameters authorized.

SPECIAL FUNDS: Fund for Welfare and Labor Assistance or for Employee Awards

As in prior years, and in compliance with Section 42 of Law No. 20,337, this fund was used to subsidize high-complexity medical treatment and to grant loans to personnel in accordance with applicable regulations.

NONOPERATING REVENUES AND DISBURSEMEMENTS

Other Revenues	7,489,263
Other Expenses	(3,523,828)
Total other revenues and expenses	3,965,435

DEVELOPMENTS IN SUBSIDIARIES

During the fiscal year under analysis, our cooperative sought to concentrate its resources on its main business and to this end fully executed the strategy that had been defined just before the year began regarding our participation in businesses peripheral to and/or synergistic with the processing and sale of dairy products.

This strategy included setting a model for organizational restructuring of the companies comprised in the above definition, as well as applying guidelines as to governance, responsibility , activity forecasting and business goals.

We must also point out the transformation we carried out on this group of subsidiaries, decreasing our direct equity interest therein and seizing opportunities to transfer such equity interests gaining good returns on the investments made.

On the other hand, there was no change in the manner of operating of the group of subsidiaries inserted in the main business line, as explained further on in this letter.

Amplicampo Inversora Sociedad Anónima

The execution of the strategic decision regarding the peripheral business entities entailed the juristic and operating restructuring of this company (hereinafter the "Investor Company") , which in turn was entrusted with the reorganization of the entities in question. This allowed the Cooperative to progressively divest of its direct equity interests in the various entities and, conversely, that the Investor Company become increasingly involved in their activities. Below we explain the principal transactions and issues:

"Unidos" Sociedad Anónima AFJP (Pension Fund Manager, Stock Corporation) ; "Trayectoria" Compañía de Seguros de Vida Sociedad Anónima (Life Insurance Company, Stock Corporation); and "SanCor Seguros de Retiro" Sociedad Anónima (Retirement Insurance, Stock Corporation).

These companies increased their volume of operations and performed very well during the year, having adhered to the principles and values that inspired the Retirement and Social Security Group they comprised.

With the firm commitment of keeping these values intact, in June 2001 the equity interests our cooperative held in these companies were transferred to ProBenefit S.A., which was already a shareholder therein.

"Aproagro" Sociedad Anónima (Stock Corporation)

This company began operating during the fiscal year for the purpose of trading in farming supplies and providing information technology services. In both cases, business activity has developed steadily and the results have been satisfactory.

This company was started up in accordance with the decisions taken towards the end of the prior year as to the restructuring and objective-setting for peripheral businesses. Actions in this respect also included changes in Integral Insumos Sociedad Colectiva (Partnership)

Integral Insumos Sociedad Colectiva (Partnership)

Under the restructuring, this company was entrusted with monitoring the production processes of the supplies it markets and the administration of the assets resulting from its prior operations.

"Patrulla" Sociedad Anónima (Stock Corporation)

Also following strategic mandates, this company's legal structure was transformed from a partnership to a stock corporation. SanCor Cooperativas Unidas Limitada significantly decreased its direct equity interest herein while other partners were added and the Investor Company gained control. As regards operations, the entity kept up and even increased its level of activity.

"SanCor Medicina Privada" Sociedad Anónima (Private Healthcare, Stock Corporation)

SanCor's equity interest in this company was transferred to the Investor Company, which only holds a minority interest herein but supports the management decisions and efforts of the controlling shareholder, Asociación Mutual SanCor, and the remaining shareholder, Asociación Mutual Personal SanCor. This shareholding restructuring will serve to consolidate a work team that will have the mission of optimizing the health care of the related community.

"El Hornero" Sociedad Colectiva (Partnership)

Its subsidiary Establecimientos Lácteos San Marco Sociedad Anónima accounted for most of these company's movements, which consolidated its own activity and that performed through the agreement with Cooperativa de Tamberos Zona de Rosario Limitada. This company continued to a minority stakeholder in other SanCor Cooperative Group.

"Sodecar" Sociedad Anónima (Stock Corporation)

During the period under analysis, we intensified commercial efforts in the charcuterie line to counteract the effects of recession on domestic consumption. In spite of the efforts made, sales volume was lower than in the prior year reaching a total of 10,645 metric tons.

Also, the sale of fresh meats on the domestic market declined with respect to the prior year, income was reasonable for the activity. Exports of cuts decreased due to the closure of markets as from May 2001 and thus the volumes forecast were not reached.

The trend for the pig farming activity remained negative, which caused a significant loss that affected the company's income for the year. In view of this situation the decision was made to reduce the weight of this business line in the company's operations.

"Arla Foods Ingredients" Sociedad Anónima (Stock Corporation)

In accordance with its aim of entering into activities in joint venture with strategic partners, SanCor made an alliance with Arla Foods Ingredients A.M.B.A., of Denmark, to process whey protein concentrates and milk ingredients for use in the foodstuffs industry.

During this first fiscal year, construction began on the processing plant. Financing to cover the entire project has been secured by executing several international loan agreements. The contracts for equipment and machinery with domestic and foreign suppliers have been closed.

During this fiscal year and the next this company will only be incurring startup costs.

SanCor Do Brasil Produtos Alimenticios Limitada

The exchange rate and other economic imbalances adversely affected the selling activities of our Brazilian affiliate. Revenues – which had reached an all time high in the prior year – and income both fell.

Income (loss) from equity interests in other companies

From our cooperative's equity interests in other companies – of various different juristic natures – whether under its control or otherwise, our cooperative obtained a loss of 10,657,234.

OUTLOOK FOR THE ARGENTINE DAIRY SECTOR

Economic globalization, an irreversible fact, and the international projection of the Argentine dairy industry as guarantee of its sustainable development, must be taken as parameters in analyzing the sector's situation and its future and when making decisions in this respect.

Both aspects are intertwined; both imply that the state and private sectors must work together and complement each other. In today's climate, Argentina's insertion in the global economy is a condition for its future viability, even though our society continues to harbor many doubts in this respect, not all of them unfounded. Its as if, so far, inclusion in this process has been perceived as passive instead of taking an active and leading role in this new relationship among all countries worldwide. As if the drawbacks of globalization were given more weight than its benefits.

Some political, business and labor union leaders failed to discern adequately the implications of this process, which does not detract from citizens' responsibility as to their individual attitudes. In general, they did not perceive the need to change concepts and reengineer activities in the face of the ineluctable advance of a process that brings threats and opportunities, as all historic change processes.

An unfavorable consequence of this lack of anticipation and mental clarity is accepting as a given that the concept of globalization and that the inescapable imposition of a liberal-economics wealth-concentration and exclusion model are one and the same; in other words, that economic globalization necessarily means that some will benefit and others suffer. This depends a lot on how the leaders and population of each country deal with the challenge. Globalization shall prevail, but its shape can and must be molded, in spite of the pressure exerted by the powerful. That this effort be made, intelligently and honestly, is an essential condition to make the opening of our markets different from allotting hunting grounds, to prevent globalization from becoming colonization and so that "country risk" does not leave us out of the game completely. Naturally, it should be borne in mind that it will take a long time and much negotiation for globalization as an ideal to become embodied in concrete relationships, that barriers, subsidies, preferences, imbalances, and resistance to reciprocity will persist...that there are multinational views that are not those held by nations.

The phenomenon of globalization, made possible by communications, driven by interests and needs, goes ahead. Understanding its demands and dangers is prerequisite to seeking inclusion as on-par partners in the universal organization of trade and capital flows. The global village is still in construction stage and each country and each person must take responsibility for finding and preserving a place under the sun.

Fortunately, this is the issue we have been addressing at SanCor for some time now, albeit with the uncertainties shared by all. This is evidenced by the large-scale transformation and technologic updating that have been stepped up in our company over the last few years together with the implementation of quality assurance processes that allow us to compete with the best in the world or become their partners.

We did so as a cooperative and adhering to criteria very different from the models increasingly questioned by society. We find that in the globalized world there is room for cooperatives, as can be seen in highly developed countries. *Furthermore: in view of their participative nature and importance to the community it is possible that,* due to the globalization process's own dynamics, such institutions might some day be called upon as a way to give the citizens of the global village greater power in the economic decisions that affect them and to achieve a fairer distribution of wealth.

SanCor's most noteworthy achievements are the result of cooperative integration. We believe that thanks to such integration we have achieved world class - with room for improvement, of course – and we wish that Argentina's entire dairy sector may achieve such world class, definitively. Restriction to the domestic market and cyclical crises must become a thing of the past.

But this aspiration of the dairy industry, as all private-sector initiatives needs the assistance of the government sector. We need the whole country for a partner so that we may become a partner to the world. We cannot conceive of a flourishing dairy industry within a stagnant country; least of all, without all Argentines having the conviction and determination to undertake the obligations and defend the rights that qualify them to take their place, as peers, among the beneficiaries of globalization.

We are firmly convinced that our dairy industry will continue to afford Argentina possibilities to enhance its profitable insertion in the world economy, for the benefit of all. But we cannot do it alone. It is a task for those governing and the governed. It is imperative and urgent that we integrate and shape a more caring and sharing country, where we can become more mutually trusting. We insist on this aspect because it will enhance our competitiveness, achieved with much effort invested by farmers and the companies.

At present, the sector is enduring the crisis, brought about by extrinsic factors more than by its own shortcomings. Our dairy industry, which is not growing at present, is still ready to renew its expansion and world presence as soon as domestic and international conditions become more favorable. It is ready because it undertook the necessary transformation in due time.

IN CLOSING

With the foregoing we have tried to give an account of the aspects and events that we considered the most relevant for the cooperative as regards its business activities over the fiscal year ended June 30, 2001.

At this point we wish to express our gratitude to all member cooperatives' officers and management, their member farmers and personnel as well as their families. We extend this gratitude to all those who supported us in the daily task of SanCor Cooperativas Unidas Limitada. Thanks to all their efforts we were able to comply with the policies and work plans that, no doubt, resulted in the modernization of our cooperative's operating structures, which is an inescapable need imposed by the globalized world we move in. In this context, we made progress in implementing strategic alliances, and during this year we gave priority to the integration with Milkaut S.A.

It is only fair to highlight also the work we have performed with the various entities related to the work of this second-tier cooperative; Asociación Mutual SanCor, Federación de Centros Juveniles Agrarios Cooperativistas Zona SanCor, Fundación SanCor, Sancor Cooperativa de Seguros Limitada, and Confederación Intercooperativa Agropecuaria Limitada (CONINAGRO – Agricultural Intercooperative Confederation), Junta Intercooperativa de Productores de Leche (JIPL – Inter-cooperative Board of Milk Producers) Centro de la Industria Lechera (CIL – Dairy Industry Center), and Casa Cooperativa de Provision de Sunchales. As regards subsidiaries, we have given priority to the tasks aimed at achieving results that, beyond meeting the objectives set for each subsidiary, should benefit the member cooperatives and their members.

We also wish to point out the cooperation received from the cooperative's personnel, from credit institutions, government agencies – federal and provincial – customers, suppliers, transporters, journalists and the consumers of our products.

Over this sixty-first fiscal year, board members, officers and management have endeavored to exercise a work philosophy, infused throughout the company's chain of operations, allowing us to achieve, to the fullest extent possible, results compensating the daily work of its member cooperatives and their members.

Cordially,

Sunchales (Santa Fe)
September 6, 2001

ENRIQUE FRANCISCO BARUFALDI
Secretary

ORESTE JOSE MANRIQUE
Chairman

ANDERSEN

AUDITORS' REPORT

(Translation of the Auditor's Report originally issued in Spanish - see paragraph 7 below.)

Pistrelli, Díaz y Asociados
Firma Miembro de Andersen

25 de Mayo 487
1002 Buenos Aires
Argentina

Tel 54 11 4318 1600 4311 6644
Fax 54 11 4312 8647 4318 1777

To the Board of Trustees of
SanCor Cooperativas Unidas Limitada:

1. We have audited the balance sheets of SanCor Cooperativas Unidas Limitada as of June 30, 2001 and 2000, and the related statements of income, changes on the Cooperative's owners' equity and cash flows for the fiscal years then ended, the notes 1 to 14 and exhibits I to IV. We have also audited the consolidated balance sheets of SanCor Cooperativas Unidas Limitada and its subsidiaries as of June 30, 2001 and 2000, and the related statements of income and cash flows for the fiscal years then ended, which are presented as supplementary information in exhibit IV to the abovementioned financial statements. These financial statements are the responsibility of the Cooperative's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. Except as indicated in paragraph 3., our work was performed in accordance with generally accepted auditing standards in Argentina. An audit require that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement or error. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Cooperatives´s management, as well as evaluating the overall financial statement presentation. We believe that our audits and the independent expert's report mentioned in paragraph 4. provide a reasonable basis for our opinion.

3. We have not audited, nor applied audit procedures to, the financial statements of the following subsidiaries: Integral Insumos S.C., El Hornero S.C., SanCor do Brasil S.R.L., Coop. Publicidad S.C. Amplicampo Inversora S.A., SanCor Dairy Corporation, Patrulla S.C., Tranlac S.A., San Marco S.A., Aproagro S.A. and Nobleplus S.A., as of June 30, 2001 and 2000, and Unidos S.A. A.F.J.P., Trayectoria S.A. and SanCor Seguros de Retiro S.A. as of June 30, 2000. Therefore, we have no evidence to support the valuation and disclosure of the accounts related to such controlled companies which (a) involve investments of $7,911,467 and $13,039,445, account receivables (booked as stated on note 2.1 to the financial statements) and liabilities for a net amount of $66,524,454 and $64,233,051 and income from subsidiaries for $3,925,722 (loss) and $2,453,970 (income) in individual financial statements as of June 30, 2001 and 2000, respectively, and (b) represent 17%, 19%, 7% and 34% as of June 30, 2001 and 14%, 14%, 10% and 26% as of June 30, 2000, of the consolidated assets, liabilities, sales revenues and operating income, respectively.

4. As explained in note 2.5. to the financial statements, the Cooperative booked an appraisal revaluation for certain property, plant and equipment as of June 30, 1990, based on appraisals made by an independent expert. Our opinion as to reevaluated amounts is based on the report of such expert.

5. As mentioned in note 2.9 to the financial statements, the Cooperative holds receivables for a book value of approximately $6,000,000 as of June 30, 2001, which recoverability depends on the success of the negotiations held with the related customers.

6. As indicated in note 2.3 to the financial statements, the Cooperative has modified during the current fiscal year the valuation criterion for its finished products which, as of June 30, 2001, were valued at net realizable value. If such products had been valued at the lowest amount between their reproduction cost and net realizable value according to the criterion set forth by the generally accepted accounting principles in Argentina and applied as of June 30, 2000, the inventory book value as of June 30, 2001, should have been reduced and the cost of sales for the year ended on such date should have been increased by approximately $13,800,000.

7. As further explained in note 14, the accompanying financial statements are the English translation of those originally issued in Spanish and presented in accordance with generally accepted accounting principles in Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

8. In our opinion, based on our audits and on the independent expert's report mentioned in paragraph 4., except for the scope limitation described in paragraph 3., subject to the effect of the resolution of the uncertainty mentioned in paragraph 5 above, and except for the effect on the financial statements as of June 30, 2001, of the accountings bookings indicated in paragraph 6. above, the accompanying financial statements present fairly, in all material respects, the financial position of SANCOR COOPERATIVAS UNIDAS LIMITADA and the consolidated financial position of SANCOR COOPERATIVAS UNIDAS LIMITADA with its subsidiaries as of June 30, 2001 and 2000, and their respective results of its operations and the changes in its cash flows for the fiscal years ended on such dates, in accordance with generally accepted accounting principles in Argentina and the Resolution N° 615 of the National Cooperative and Mutual Action Institute (INAC y M) in accordance with the related rules of the National Securities Commission (CNV).

9. In compliance with legal rules in force and the regulations of the Buenos Aires Stock Exchange, please note that:

(a) The accompanying financial statements have been booked in the Inventories and Financial Statements Book.

(b) The financial statements of SANCOR COOPERATIVAS UNIDAS LIMITADA have been taken from accounting books kept, in all formal respects, in accordance with legal rules in force in Argentina.

(c) As of June 30, 2001, and as evidenced by the Cooperative's accounting records, the liabilities accrued in employer and employee contributions to the Integrated Pension Funds System amount to $1,406,729, none of which is due and payable as of such date.

(d) As of June 30, 2001, and as evidenced by the Cooperative's accounting records, the liabilities accrued in turnover tax for the benefit of the Provincial Tax Administration amounts to $67,784, none of which is due and payable as of such date.

Sunchales,
September 6, 2001

PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113 - Fo. 103

EXHIBIT IV
(1 of 9)

SANCOR COOPERATIVAS UNIDAS LIMITADA

CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2001 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 14)

(Stated in pesos)

		2001	2000
ASSETS			
CURRENT ASSETS			
CASH		12,441,674	11,078,764
INVESTMENTS			
Bank, securities, and shares		3,113,509	3,110,611
RECEIVABLES			
Trade			
Export receivables	22,143,978		
Trade receivables	99,947,130		
Receivables in litigation	17,062,470		
Receivables in litigation secured by mortgages	6,424,306		
Less:			
Imputed interest on receivables	871,983		
Allowance for doubtful accounts	13,810,034	130,895,867	151,995,570
Other receivables			
Miscellaneous receivables	58,766,943		
Loans to cooperatives	3,651,488		
Less:			
Allowance for doubtful accounts	553,826	61,864,605	19,347,696
INVENTORY			
Goods	89,848,200		
Production in progress	981,542		
Warehouse	25,330,341		
Unbilled orders	62,956	116,223,039	124,221,218
DEFERRED CHARGES			
Expenses paid in advance		13,696,629	10,351,284
TOTAL CURRENT ASSETS		338,235,323	320,105,143

Notes 1 through 6 of Exhibit IV, and the individual financial statements are an integral part of the consolidated financial statements and should be read jointly therewith.

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1, Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

ORESTE JOSE MANRIQUE
Chairman

RUBEN DARIO ECHAVARRI
Chairman of the
Statutory Audit Committee

ENRIQUE FRANCISCO BARUFALDI
Secretary

RAUL EMILIO FILIPPI
General Manager

JORGE OSVALDO DRUETTA
Treasurer

SANCOR COOPERATIVAS UNIDAS LIMITADA

CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2001 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR (CONTD.)

(Translation of the Financial Statements originally issued in Spanish - See note 14)
(Stated in pesos)

	2001		2000
NONCURRENT ASSETS			
RECEIVABLES			
Trade		3,842,260	9,420,005
Other receivables			
Miscellaneous receivables	11,003,790		
Loans to cooperatives	526,905		
Less:			
Allowance for doubtful accounts	132,392	11,398,303	5,729,169
INVENTORY			
Warehouse		767,238	512,269
INVESTMENTS			
Shares, Bonds and Cooperative stakes	47,057,902		
Less:			
Allowance for impairment in value	464,703	46,593,199	11,774,880
PROPERTY, PLANT AND EQUIPMENT			
Original value	546,791,169		
Less:			
Accumulated depreciation	245,158,513	301,632,656	315,664,335
INTANGIBLE ASSETS			
Trademarks	4,160,507		
Goodwill	3,481,176		
Less:			
Accumulated amortization	2,125,188	5,516,495	6,118,209
DEFERRED CHARGES			
Expenses paid in advance	11,550,550		4,870,431
OTHER ASSETS			
Packaging	10,532,067		11,770,001
TOTAL NONCURRENT ASSETS	391,832,768		365,859,299
TOTAL ASSETS	730,068,091		685,964,442

Notes 1 through 6 of Exhibit IV, and the individual financial statements are an integral part of the consolidated financial statements and should be read jointly therewith.

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 Fo. 8

ORESTE JOSE MANRIQUE
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RUBEN DARIO ECHAVARRI
Chairman of the
Statutory Audit Committee

ENRIQUE FRANCISCO BARUFALDI
Secretary

RAUL EMILIO FILIPPI
General Manager

JORGE OSVALDO DRUETTA
Treasurer

SANCOR COOPERATIVAS UNIDAS LIMITADA

CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2001 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 14)
(Stated in pesos)

	2001		2000
LIABILITIES			
CURRENT LIABILITIES			
PAYABLES			
Trade			
Vendors	126,669,901		
Cooperatives	52,116,410		
Foreign vendors	982,606		
Imputed interest on payables	(1,224,373)	178,544,544	133,168,846
Financial			
Bank payables	11,168,299		
Interest payable	4,806,058		
Corporate bonds	59,243,000	75,217,357	60,006,158
Other payables			
Miscellaneous payables	30,792,587		
Salaries and social security taxes payable	6,083,731		
Early retirement system	3,051,254		
Expenses payable	627,880		
Taxes payable	5,849,331		
Other liabilities related to investments	2,701,695	49,106,478	22,330,379
ACCRUALS		1,860	16,329
TOTAL CURRENT LIABILITIES		302,870,239	215,521,712

Notes 1 through 6 of Exhibit IV, and the individual financial statements are an integral part of the consolidated financial statements and should be read jointly therewith.

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 Fo. 8

ORESTE JOSE MANRIQUE
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RUBEN DARIO ECHAVARRI
Chairman of the
Statutory Audit Committee

ENRIQUE FRANCISCO BARUFALDI
Secretary

RAUL EMILIO FILIPPI
General Manager

JORGE OSVALDO DRUETTA
Treasurer

EXHIBIT IV
(4 of 9)

SANCOR COOPERATIVAS UNIDAS LIMITADA

CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2001 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR (Contd.)

(Translation of the Financial Statements originally issued in Spanish – See note 14)
(Stated in pesos)

	2001		2000
NONCURRENT LIABILITIES			
PAYABLES			
Trade			
Vendors	2,381,107		
Foreign vendors	41,741	2,422,848	3,374,282
Financial			
Bank payables	31,144,054		
Corporate bonds	81,765,000	112,909,054	165,759,452
Other payables			
Miscellaneous payables	5,266,456		
Salaries and social security taxes payable	381,411		
Early retirement system	3,868,746	9,516,613	6,488,902
ACCRUALS		8,189,471	9,350,917
TOTAL NONCURRENT LIABILITIES		133,037,986	184,973,553
TOTAL LIABILITIES		435,908,225	400,495,265
MINORITY INTEREST		8,846,936	7,791,748
SUBTOTAL		444,755,161	408,287,013
EQUITY			
COOPERATIVE CAPITAL			
Subscribed capital	128,942,747		
Associated subscribers	(22,798,913)		
	106,143,834		
Adjustment to Capital	10,256,085		
Lump-sum adjustment to cooperative equity	45,622,020	162,021,939	141,270,659
RESERVES AND FUNDS			
Legal reserve	1,279,030		
Labor and employee assistance fund	2,860		
Special reserve (Sec. 42, Law No. 20,337)	23,221,255		
Reserve for Appraisal Revaluation of PPE	106,312,768	130,815,913	135,576,412
UNAPPROPRIATED EARNINGS			
For the period		(2,626,226)	(7,190,802)
For previous periods		(4,898,696)	8,021,160
TOTAL EQUITY		285,312,930	277,677,429
LIABILITIES PLUS EQUITY		730,068,091	685,964,442

Notes 1 through 6 of Exhibit IV, and the individual financial statements are an integral part of the consolidated financial statements and should be read jointly therewith.

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1, Fo. 8

ORESTE JOSE MANRIQUE
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RUBEN DARIO ECHAVARRI
Chairman of the
Statutory Audit Committee

ENRIQUE FRANCISCO BARUFALDI
Secretary

RAUL EMILIO FILIPPI
General Manager

JORGE OSVALDO DRUETTA
Treasurer

SANCOR COOPERATIVAS UNIDAS LIMITADA

CONSOLIDATED STATEMENT OF INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2001 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 14)
(Stated in pesos)

Accounts	2001	2000
SALES		
Gross sales	753,299,937	810,770,575
Less:		
Imputed interest in sales	9,687,681	8,076,448
Discounts and taxes	27,600,173	26,471,619
NET SALES	716,012,083	776,222,508
COST OF SALES		
Inventory at beginning of fiscal year	88,488,090	100,848,506
Plus:		
Purchases and manufacturing expenses	547,813,776	599,537,762
Less:		
Inventory at end of fiscal year	89,848,200	88,488,090
Imputed interest on Purchases	13,589,658	12,899,916
COST SUBTOTAL	532,864,008	598,998,262
GROSS INCOME	183,148,075	177,224,246
Less (Plus):		
Selling expenses	123,541,594	124,786,691
Administrative expenses	21,881,469	24,038,076
Financial (Income) Loss		
- On assets	(8,126,389)	(8,706,743)
- On liabilities	55,229,779	43,737,396
Loss on sale of internal services	(268,876)	654,924
Cooperative development fund	2,477,989	2,042,752
OPERATING INCOME	(11,587,491)	(9,328,850)
INCOME (LOSS) FROM LONG-TERM INVESTMENTS	718,040	527,292
OTHER INCOME (LOSS), NET	8,767,590	2,087,045
INCOME TAX	(436,318)	(440,797)
MINORITY INTEREST	(88,047)	(35,492)
NET INCOME FOR THE YEAR	(2,626,226)	(7,190,802)

Notes 1 through 6 of Exhibit IV, and the individual financial statements are an integral part of the consolidated financial statements and should be read jointly therewith.

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ORESTE JOSE MANRIQUE
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RUBEN DARIO ECHAVARRI
Chairman of the
Statutory Audit Committee

ENRIQUE FRANCISCO BARUFALDI
Secretary

RAUL EMILIO FILIPPI
General Manager

JORGE OSVALDO DRUETTA
Treasurer

SANCOR COOPERATIVAS UNIDAS LIMITADA
CONSOLIDATED STATEMENT OF CASH FLOWS (1) FOR THE FISCAL YEAR ENDED JUNE 30, 2001 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 14)
(Stated in pesos)

ACCOUNT	2001	2000
Cash at beginning of fiscal year	14,189,375	3,487,002
Increase in cash	1,365,808	10,702,373
Cash at end of fiscal year	15,555,183	14,189,375
REASONS FOR CHANGES IN CASH		
PROVIDED BY CASH		
Collected sales	739,368,654	755,024,915
Less: Expenses paid:		
Purchases and manufacturing expenses	477,646,771	553,017,299
Selling expenses	110,771,019	116,730,423
Administrative expenses	23,128,814	24,716,186
Financial expenses	47,151,907	34,462,490
	80,670,143	26,098,517
Plus (Less): Loss on sales of Internal Services	268,876	(654,924)
Plus: Other collected income (net)	3,119,724	13,729,857
Increase in cash provided by operations	84,058,743	39,173,450
Other provided by cash		
Increase in other payables	21,998,402	4,849,379
Decrease in long-term investments	-	11,881,142
Decrease in deferred charges and other assets	-	1,166,714
Total cash provided	106,057,145	57,070,685
CASH USED FOR		
Net decrease in financial payables	37,590,492	26,853,735
Increase for acquisition of PPE (2)	15,114,035	14,694,570
Increase in long-term investments (3)	28,509,713	-
Increase in other receivables	14,875,035	4,820,007
Increase in deferred charges and other assets	6,800,912	-
Movements of Cooperatives	1,801,150	-
Total cash used	104,691,337	46,368,312
Increase in cash	1,365,808	10,702,373

(1) CASH: Cash and investments to be settled within three months after each year-end.
(2) Net of increases in the amounts of 654,870 and 1,728,987 financed with trade liabilities
(3) Net of increases in the amount of 8,775,000, that as of June 30, 2001, had been financed out of other payables

Notes 1 through 6 of Exhibit IV, and the individual financial statements are an integral part of the consolidated financial statements and should be read jointly therewith.

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ORESTE JOSE MANRIQUE
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RUBEN DARIO ECHAVARRI
Chairman of the
Statutory Audit Committee

ENRIQUE FRANCISCO BARUFALDI
Secretary

RAUL EMILIO FILIPPI
General Manager

JORGE OSVALDO DRUETTA
Treasurer

SANCOR COOPERATIVAS UNIDAS LIMITADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2001

PRESENTED COMPARATIVELY WITH THOSE OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 14 -)

(Amounts stated in pesos)

1. SIGNIFICANT ACCOUNTING POLICIES

Pursuant to National Securities Commission General Resolution No. 368, as from this fiscal year, the Cooperative Company presents its consolidated financial statements preceding its individual financial statements.

The Consolidated Financial Statements of SanCor Cooperativas Unidas Limitada as of June 30, 2001 and 2000 have been prepared based on the method provided in Technical Resolution No. 4 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

This method was applied to the entities in which SanCor Cooperativas Unidas Limitada has control either directly or indirectly. SanCor's equity interest in such entities has been valued in the Parent's financial statements by the equity method (Technical Resolution No. 5 of the FACPCE).

The Consolidation has been made on a line-by-line basis, except for the cases of Unidos S.A. AFJP, Trayectoria S.A., SanCor Seguros de Retiro S.A. and SanCor Medicina Privada S.A., which, as of June 30, 2000, have been consolidated in a single line as required by Technical Resolution No. 4 for companies with heterogeneous activities. The Cooperative Company divested itself of the first three companies in June 2001, and of SanCor Medicina Privada S.A. in September 2000.

During the fiscal year ended June 30, 2000, the Cooperative Company had sold a portion of its equity interest in the retirement and pensions group comprising Unidos S.A. AFJP, Trayectoria S.A., and SanCor Seguros de Retiro S.A. Despite this reduction in equity interest, the Cooperative interest had retained control over such companies because it held preferred stock with a higher proportion of voting rights.

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

2. CONSOLIDATED ENTITIES

The consolidated entities are:

Entities	Location	Fiscal year-end	Direct equity interest	Direct and indirect equity interest
El Hornero S.C.	Sunchales (Santa Fe)	June 30	99.500%	99.500%
Coop Publicidad S.C.	Sunchales (Santa Fe)	June 30	90.000%	99.950%
Amplicampo S.A.	Sunchales (Santa Fe)	December 31	95.000%	95.000%
Tranlac S.A.	City of Buenos Aires	June 30	97.500%	99.999%
SanCor do Brasil S.R.L.	San Pablo (Brasil)	December 31	92.000%	99.960%
Integral Insumos S.C.	Sunchales (Santa Fe)	June 30	98.000%	99.990%
Patrulla S.C.	City of Buenos Aires	June 30	23.750%	88.813%
SanCor México S.R.L.	México D.F.	June 30	95.000%	99.975%
Sodecar S.A.	City of Buenos Aires	June 30	50.000%	77.403%
San Marco S.A.	City of Córdoba (Córdoba)	June 30	-	99.505%
Nobleplus S.A.	City of Montevideo (Uruguay)	June 30	-	99.980%
Aproagro S.A.	City of Buenos Aires	June 30	-	95.000%
Sancor Dairy Cooperation	Miami (USA)	June 30	100.000%	100.000%

In the subsidiaries whose fiscal year-end differs from that of the Parent's, Special Financial Statements were prepared as of June 30, 2001 and 2000. The subsidiary "SanCor México" L.L.C. of Variable Capital has not been consolidated as it equity is notsignificant; furthermore, it has not yet started operating.

3. VALUATION METHODS

The financial statements of subsidiaries have been prepared by similar methods to those applied by the Parent for preparing of its financial statements.

4. REORGANIZATION OF SUBSIDIARIES – INTEGRAL INSUMOS S.C.

The company of reference has been reorganized during this fiscal year. This reorganization consisted in: a) concentrating the efforts on activities for which the company is best suited (producing seedstock and other farming supplies), maintaining and managing the residual activities of business lines discontinued until extinction, and b) realizing any assets not essential for the performance of its specific activities, so as to obtain financial resources that were appropriated to decreasing its liabilities.

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

The measures adopted include: a) the assignment of a credit portfolio to a financial trust, b) transfer of information technology knowledge with the related equipment to Aproagro S.A., a company that will continue to render such services to the group and independent parties, and c) sale of inventory of farming machinery and accessories to Aproagro S.A. and leaseback for use in commercial operation.

5. INTEGRAL INSUMOS S.C. – ASSIGNMENT OF RECEIVABLES

The Company assigned receivables to set up financial trusts. As of June 30, 2001, the outstanding amount of such receivables was 30,644,443. The Company remained severally and jointly liable as to the debtors' compliance with all payment obligations and hence guaranteed the cash flow. These receivables fall due over the next six years, concentrated in the following percentages: 37%, 33%, 20%, 1%, 6%, and 3%, respectively.

6. NOTES TO THE FINANCIAL STATEMENTS OF SANCOR COOPERATIVAS UNIDAS LIMITADA APPLICABLE TO THE CONSOLIDATED ENTITY

Notes 1 to 3, 5, 7 and 9 to 13 to the basic financial statements of SanCor Cooperativas Unidas Limitada are applicable to these consolidated financial statements.

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ORESTE JOSE MANRIQUE
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RUBEN DARIO ECHAVARRI
Chairman of the
Statutory Audit Committee

ENRIQUE FRANCISCO BARUFALDI
Secretary

RAUL EMILIO FILIPPI
General Manager

JORGE OSVALDO DRUETTA
Treasurer

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF JUNE 30, 2001 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 14)
(Stated in pesos)

Subscribed capital	128,942,747
Paid-in capital	83,314,913
Capital to be paid in	45,627,834

		2001	2000
ASSETS			
CURRENT ASSETS			
CASH		9,320,602	7,368,336
INVESTMENTS			
Bank, securities and shares		2,362,606	120,386
RECEIVABLES			
Trade			
Export receivables	22,143,978		
Trade receivables	81,225,015		
Receivables in litigation	17,062,470		
Receivables in litigation secured by mortgages	6,424,306		
Less:			
Imputed interest on receivables	845,426		
Allowance for doubtful accounts	10,775,066	115,235,277	130,413,667
Other receivables			
Miscellaneous receivables	51,731,073		
Loans to cooperatives	3,651,488		
Less:			
Allowance for doubtful accounts	553,826	54,828,735	21,691,460
INVENTORIES			
Goods	77,774,668		
Production in process	981,542		
Warehouse	17,764,770		
Unbilled orders	62,956	96,583,936	96,308,431
DEFERRED CHARGES			
Expenses paid in advance		11,709,036	8,356,729
TOTAL CURRENT ASSETS		290,040,192	264,259,009

The accompanying notes 1 through 14 and exhibits I, II, III, and IV are an integral part of this statement.

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ORESTE JOSE MANRIQUE
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RUBEN DARIO ECHAVARRI
Chairman of the
Statutory Audit Committee

ENRIQUE FRANCISCO BARUFALDI
Secretary

RAUL EMILIO FILIPPI
General Manager

JORGE OSVALDO DRUETTA
Treasurer

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF JUNE 30, 2001 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR (Contd.)

(Translation of the Financial Statements originally issued in Spanish - See note 14)

(Stated in pesos)

		2001	2000
NONCURRENT ASSETS			
RECEIVABLES			
Other receivables			
Miscellaneous receivables	12,712,325		
Loans to cooperatives	526,905		
Less:			
Allowance for doubtful accounts	132,392	13,106,838	19,650,175
INVENTORIES			
Warehouse		767,238	512,269
INVESTMENTS			
Shares, Bonds and Cooperative stakes	40,165,517		
Less:			
Allowance for impairment in value	464,703	39,700,814	25,318,090
PROPERTY, PLANT AND EQUIPMENT			
Original value	520,214,596		
Less:			
Accumulated depreciation	239,448,512	280,766,084	297,792,622
INTANGIBLE ASSETS			
Trademarks	1,775,708		
Less:			
Accumulated amortization	1,053,981	721,727	495,579
DEFERRED CHARGES			
Expenses paid in advance		3,417,646	1,528,759
OTHER ASSETS			
Packaging		10,532,067	11,770,001
TOTAL NONCURRENT ASSETS		349,012,414	357,067,495
TOTAL ASSETS		639,052,606	621,326,504

The accompanying notes 1 through 14 and exhibits I, II, III, and IV are an integral part of this statement.

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

ORESTE JOSE MANRIQUE
Chairman

RUBEN DARIO ECHAVARRI
Chairman of the
Statutory Audit Committee

ENRIQUE FRANCISCO BARUFALDI
Secretary

RAUL EMILIO FILIPPI
General Manager

JORGE OSVALDO DRUETTA
Treasurer

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF JUNE 30, 2001 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR (Contd.)

(Translation of the Financial Statements originally issued in Spanish - See note 14)
(Stated in pesos)

		2001		2000
LIABILITIES				
CURRENT LIABILITIES				
PAYABLES				
Trade				
Vendors	78,451,507			
Cooperatives	52,116,410			
Foreign vendors	982,606			
Imputed interest on payables	(1,217,043)	130,333,480		101,288,715
Financial				
Bank payable	3,718,801			
Interest payable	4,806,058			
Corporate bonds	59,243,000	67,767,859		44,497,080
Other Payables				
Miscellaneous payables	15,856,399			
Salaries and social security taxes payable	4,498,209			
Early retirement system	3,051,254			
Expenses payable	627,880			
Taxes payable	5,270,284			
Other liabilities related to investments	2,701,695	32,005,721		21,684,877
TOTAL CURRENT LIABILITIES		230,107,060		167,470,672
NONCURRENT LIABILITIES				
PAYABLES				
Trade				
Vendors	2,309,659			
Foreign vendors	41,741	2,351,400		3,374,282
Financial				
Bank payable	27,214,161			
Corporate bonds	81,765,000	108,979,161		158,738,701
Other Payables				
Miscellaneous payables	136,531			
Salaries and social security taxes payable	381,411			
Early retirement system	3,868,746	4,386,688		5,187,706
ACCRUALS		7,915,367		8,877,714
TOTAL NONCURRENT LIABILITIES		123,632,616		176,178,403
TOTAL LIABILITIES		353,739,676		343,649,075

The accompanying notes 1 through 14 and exhibits I, II, III, and IV are an integral part of this statement.

Signed for purposes of identification with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ORESTE JOSE MANRIQUE
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RUBEN DARIO ECHAVARRI
Chairman of the Statutory Audit Committee

ENRIQUE FRANCISCO BARUFALDI
Secretary

RAUL EMILIO FILIPPI
General Manager

JORGE OSVALDO DRUETTA
Treasurer

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF JUNE 30, 2001 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR (Contd.)

(Translation of the Financial Statements originally issued in Spanish - See note 14)

(Stated in pesos)

		2001	2000
OWNERS' EQUITY			
COOPERATIVE CAPITAL			
Subscribed capital	128,942,747		
Associated subscribers	(22,798,913)		
	106,143,834		
Adjustment to capital	10,256,085		
Lump-sum adjustment to cooperative equity	45,622,020	162,021,939	141,270,659
RESERVES AND FUNDS			
Legal reserve	1,279,030		
Labor and employee assistance fund	2,860		
Special reserve (Art. 42, Law No. 20,337)	23,221,255		
Reserval of appraisal revaluation of PP&E	106,312,768	130,815,913	135,576,412
UNAPPROPRIATED EARNINGS			
For the period		(2,626,226)	(7,190,802)
For previous period		(4,898,696)	8,021,160
TOTAL EQUITY		285,312,930	277,677,429
LIABILITIES PLUS EQUITY		639,052,606	621,326,504
MEMORANDUM ACCOUNTS:			
SODECAR -Goods held on consignment		1,091,079	851,384
OTHER VENDORS-Inputs received on consignment		331,210	251,683
SAN MARCO – Merchandise received on consignment		-	198,425
TOTAL MEMORANDUM ACCOUNTS		1,422,289	1,301,492

The accompanying notes 1 through 14 and exhibits I, II, III, and IV are an integral part of this statement.

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ORESTE JOSE MANRIQUE
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RUBEN DARIO ECHAVARRI
Chairman of the
Statutory Audit Committee

ENRIQUE FRANCISCO BARUFALDI
Secretary

RAUL EMILIO FILIPPI
General Manager

JORGE OSVALDO DRUETTA
Treasurer

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2001 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 14)
(Stated in pesos)

Accounts	2001 Operating accounts	2001 Transactions with unrelated parties	2001 Total	2000 Total
SALES				
Gross sales	677,289,373	3,292,733	680,582,106	
Less:				
Imputed interest on sales	9,284,046	45,136	9,329,182	
Discounts and taxes	23,582,909	73,582	23,656,491	
NET SALES	644,422,418	3,174,015	647,596,433	694,572,033
COST OF SALES				
Inventory at beginning of fiscal year	75,904,409	302,061	76,206,470	
Plus:				
Purchases and manufacturing expenses	484,275,664	5,309,086	489,584,750	
Less:				
Inventory at end of fiscal year	74,526,606	3,248,062	77,774,668	
Imputed interest on purchases	13,428,364	36,888	13,465,252	
COST SUBTOTAL	472,225,103	2,326,197	474,551,300	537,427,311
GROSS INCOME	172,197,315	847,818	173,045,133	157,144,722
Less (plus):				
Selling expenses	110,860,939	274,712	111,135,651	108,294,204
Administrative expenses	16,674,930	81,009	16,755,939	17,137,335
Financial (income) loss				
- On assets	(8,536,260)	(42,059)	(8,578,319)	(7,484,416)
- On liabilities	47,222,111	235,065	47,457,176	36,720,532
Loss on sale of internal services	(268,876)	-	(268,876)	654,924
Cooperative development Fund	2,465,942	12,047	2,477,989	2,042,752
OPERATING INCOME (LOSS) - NET	3,778,529	287,044	4,065,573	(220,609)
INCOME (LOSS) FROM LONG-TERM INVESTMENTS			(10,657,234)	(6,353,499)
OTHER INCOME (LOSS) - NET			3,965,435	(616,694)
NET INCOME FOR THE FISCAL YEAR			(2,626,226)	(7,190,802)

The accompanying notes 1 through 14 and exhibits I, II, III, and IV are an integral part of this statement.

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ORESTE JOSE MANRIQUE
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RUBEN DARIO ECHAVARRI
Chairman of the
Statutory Audit Committee

ENRIQUE FRANCISCO BARUFALDI
Secretary

RAUL EMILIO FILIPPI
General Manager

JORGE OSVALDO DRUETTA
Treasurer

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF CHANGES IN COOPERATIVE EQUITY FOR THE FISCAL YEAR ENDED JUNE 30, 2001 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 14)
(Stated in pesos)

	Cooperative capital				
Account	Subscribed capital	Associated subscribers	Adjustment to capital	Lump-sum adjustment to Cooperative equity	Subtotal
Balance at beginning of fiscal year	109,716,508	(24,323,954)	10,256,085	45,622,020	141,270,659
Adjustments to initial balances (note 2.10)	-	-	-	-	-
Adjusted balances at the beginning of fiscal year	109,716,508	(24,323,954)	10,256,085	45,622,020	141,270,659
Resolution as per Members' Meeting of 09-29-00					
– Reserve restoration	-	-	-	-	-
Reimbursement of early capital contribution (Note 2.10)	-	528,740	-	-	528,740
Departure of cooperatives	(3,198,986)	501,682	-	-	(2,697,304)
Cooperatives that joined	1,818,454	(1,727,531)	-	-	90,923
Capital Contribution Commitments (Note 12)	-	22,828,921	-	-	22,828,921
Movements of cooperatives	20,606,771	(20,606,771)	-	-	-
Depreciation charge and retirements for the fiscal year	-	-	-	-	-
Social Assistance Fund Movement	-	-	-	-	-
Net income for the fiscal year	-	-	-	-	-
Balance at end of fiscal year	128,942,747	(22,798,913)	10,256,085	45,622,020	162,021,939

	Reserves and funds						
Account	Legal reserve	Labor and employee assist. Fund	Special reserve Sec. 42, Law No. 20,337	Reserve of appraisal revaluation of PPE	Unappropriated earnings	Total 2001	Total 2000
Balance at beginning of fiscal year	1,279,030	2,670	19,075,574	115,219,138	11,234,097	288,081,168	283,863,561
Adjustments to initial balances (note 2.10)	-	-	-	-	(10,403,739)	(10,403,739)	8,021,160
Adjusted balances at the beginning of fiscal year	1,279,030	2,670	19,075,574	115,219,138	830,358	277,677,429	291,884,721
Resolution as per Members' Meeting of 09-29-00:							
– Reserve restoration	-	-	3,544,923	-	(3,544,923)	-	-
Reimbursement of early capital contribution (Note 2.10)	-	-	(116,078)	-	(2,304,735)	(1,892,073)	-
Departure of Cooperatives	-	-	716,836	-	120,604	(1,859,864)	-
Cooperatives that joined	-	-	-	-	-	90,923	-
Capital Contributions Commitments (Note 12)	-	-	-	-	-	22,828,921	-
Movements of cooperatives	-	-	-	-	-	-	-
Depreciation charge and retirements for the fiscal year	-	-	-	(8,906,370)	-	(8,906,370)	(7,016,679)
Social Assistance Fund Movement	-	190	-	-	-	190	189
Net income for the fiscal year	-	-	-	-	(2,626,226)	(2,626,226)	(7,190,802)
Balance at end of fiscal year	1,279,030	2,860	23,221,255	106,312,768	(7,524,922)	285,312,930	277,677,429

The accompanying notes 1 through 14 and exhibits I, II, III, and IV are an integral part of this statement.

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ORESTE JOSE MANRIQUE
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RUBEN DARIO ECHAVARRI
Chairman of the
Statutory Audit Committee

ENRIQUE FRANCISCO BARUFALDI
Secretary

RAUL EMILIO FILIPPI
General Manager

JORGE OSVALDO DRUETTA
Treasurer

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF CASH FLOWS (1) FOR THE FISCAL YEAR ENDED JUNE 30, 2001 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 14)
(Stated in pesos)

ACCOUNT	2001	2000
Cash at beginning of fiscal year	7,488,722	1,397,164
Increase in cash	4,194,486	6,091,558
Cash at end of fiscal year	11,683,208	7,488,722
REASONS FOR CHANGES IN CASH		
PROVIDED BY CASH		
Collected sales	659,150,046	665,097,857
Less: Expenses paid		
Purchases and manufacturing expenses	438,191,488	495,606,998
Selling expenses	102,060,306	97,971,781
Administrative expenses	18,524,284	17,444,865
Financial expense	38,927,374	28,667,953
	61,446,594	25,406,260
Plus (Less) expense on sales of Internal Services	268,876	(654,924)
(Plus) Less other collected income (net)	(2,433,712)	6,414,513
Increase in cash provided by operations	59,281,758	31,165,849
Other provided by cash		
Decrease in long-term investments	-	11,198,754
Decrease in other receivables	2,622,266	2,338,239
Total Increase in cash provided	61,904,024	44,702,842
CASH USED FOR		
Increase for acquisition of PPE (2)	9,304,747	10,332,971
Increase in deferred charges, intangible assets and other assets	3,959,850	1,479,178
Increase in long-term investments (3)	15,314,838	-
Movements of cooperatives	1,801,150	-
Decrease in other payables	888,898	306,019
Net decrease in financial payables	26,440,055	26,493,116
Total cash used	57,709,538	38,611,284
Increase in cash	4,194,486	6,091,558

(1) Cash: Cash and investments to be settled within three months after each year-end.
(2) Net of increases in the amounts of 654,870 and 1,728,987 financed with trade liabilities.
(3) Net of increases in the amount of 13,876,695, that as of June 30, 2001, had been financed out of other payables.

The accompanying notes 1 through 14 and exhibits I, II, III, and IV are an integral part of this statement.

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ORESTE JOSE MANRIQUE
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RUBEN DARIO ECHAVARRI
Chairman of the
Statutory Audit Committee

ENRIQUE FRANCISCO BARUFALDI
Secretary

RAUL EMILIO FILIPPI
General Manager

JORGE OSVALDO DRUETTA
Treasurer

SANCOR COOPERATIVAS UNIDAS LIMITADA

NOTES TO THE FINANCIAL STATEMENTS FOR THE

FISCAL YEAR ENDED JUNE 30, 2001

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 14 -)

(Amounts stated in pesos)

1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements comprehensively recognize the effect of purchasing power changes through August 31, 1995, by applying the restatement method in constant pesos instituted by Resolution No. 615 of the National Cooperative and Mutual Action Institute (INACyM). Pursuant to General Resolution No. 272 of the Argentine National Securities Commission (CNV), as from September 1, 1995, the Cooperative has discontinued the application of this method, maintaining the restatements recorded up to that date.

This method is accepted by generally accepted accounting principles so long as the change in the price index applicable to the restatement does not exceed 8% per annum. The change in such index in each fiscal year ended as from September 1, 1995, was lower than the aforesaid index.

2. VALUATION METHODS

2.1. Cash, receivables and payables

- In local currency: at nominal value.
- In foreign currency: converted to the exchange rates effective as of each year-end applicable for the settlement of these transactions. Exchange differences were charged/credited to income for each fiscal year. At each year-end, accounts in foreign currency total:

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

Account	Currency	2001	2000
Current assets	US$	24,360,024	34,931,664
	Other	3,066	4,114
Total		24,363,090	34,935,778
Current liabilities	US$	70,753,131	46,944,882
	Other	26,658	18,979
Total		70,779,789	46,963,861
Noncurrent liabilities	US$	111,040,799	161,597,186
	Other	-	14,234
Total		111,040,799	161,611,420

Receivables and payables included the portion of the respective financial income/expense accrued through each year-end; the respective imputed financial components have been segregated.

The Cooperative Company has procured funds to finance the activities of the subsidiary Integral Insumos S.C. As of June 30, 2001 and 2000, the Cooperative Company's receivables from this subsidiary amounted to 37,990,445 and 30,992,706, respectively, in consideration of which it has received deferred-payment checks, which the Cooperative Company's Management Board has decided to apply towards repaying the related financial payables. Such financial payables are disclosed net of the abovementioned deferred payment checks. As of June 30, 2001, the amount deducted from current financial payables was 31,419,293, while that deducted from noncurrent financial payables was 6,571,152. As of June 30, 2000, the amount deducted from noncurrent financial payables was 30,992,706.

The Cooperative Company keeps the criterion of accumulating vacations accrued and not taken by its personnel as per the highest cost for vacation bonus, calculated pursuant to current accounting rules.

2.2. Current Investments

- Savings accounts and certificates of deposit: at face value, plus interest accrued through each year-end.

- Unlisted government securities: valued at their notional value as of June 30, 2001.

2.3. Inventories

- Goods: at net realizable value at the end of the year ended June 30, 2001, and before at the lower of reproduction cost or net realizable value as of each year-end.

- Production in process: at cost incurred.

- Warehouse: at cost incurred.

- Unbilled orders: representing work-in-process, for third parties' account, at cost incurred.

The value of inventories, taken as a whole, does not exceed its recoverable value.

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

2.4. Noncurrent investments and Other Liabilities related to investments

- Interests in subsidiaries and affiliates: by the equity method calculated on the basis of financial statements as of June 30, 2001 and 2000 after eliminating unrealized intercompany profit and losses. The accounting methods used by subsidiaries and affiliates are similar to those of the controlling Cooperative Company.
- Interests in other cooperatives and other companies: at nominal value as of each year-end, not exceeding the value obtained by the equity method at each year-end.
- Government securities – External Bonds of the Argentine Republic: at net realizable value at each year-end and have been fully covered by allowances for impairment in value.
- Other liabilities related to investments: this relates to equity interests in long-term investments that as of June 30, 2001, had negative shareholders' equity; because of this situation the Cooperative Company disclosed its equity interest in such companies under "Other Liabilities" account within current liabilities. These investments were valued by the equity method on the basis of the respective companies' financial statements after eliminating unrealized intercompany profit and losses. The valuation methods applied by these companies were similar to those applied by the Cooperative Company.

Noncurrent investments and other liabilities related to investments as of June 30, 2001 and 2000, break down as follows:

Company	Type	Direct interest in Capital	Direct and indirect interest in Capital	2001	2000
El Hornero	General partnership	99.500%	99.500%	-	84,806
Coop Publicidad	General partnership	90.000%	99.950%	50,403	48,034
Amplicampo Inversora	Savings Corporation	95.000%	95.000%	10,030,176	202,781
Tranlac	Corporation	97.500%	99.999%	9,376	9,376
SanCor do Brasil	Limited Liability Company	92.000%	99.960%	-	5,906,434
Integral Insumos	General Partnership	98.000%	99.990%	304,500	2,303,022
Patrulla (2)	General Partnership	23.750%	88.813%	218,706	1,018,494
SanCor México	L.L.C. with variable capital	95.000%	99.975%	2,344	2,344
Unidos (1)	Pension fund manager	-	-	-	1,940,611
Trayectoria (1)	Corporation	-	-	-	869,000
SanCor Medicina Privada (1)	Corporation	-	14.250%	-	55,361
SanCor Seguros de Retiro (1)	Corporation	-	-	-	601,526
Prevención	Workers compensation insurance company	11.000%	11.000%	1,890,670	1,550,736
Sodecar	Corporation	50.000%	77.403%	7,865,012	7,777,926
Arla Foods Ingredients	Corporation	50.000%	50.000%	16,225,371	-
Aproagro	Corporation	-	95.000%	-	-
Nobleplus	Corporation	-	99.980%	-	-
San Marco	Corporation	-	99.505%	-	-
Shares of cooperatives		-	-	2,957,480	2,821,458
Others		-	-	611,479	590,884
Allowance for impairment in value of investments				(464,703)	(464,703)
Total noncurrent investments				39,700,814	25,318,090
El Hornero	General partnership	99.500%	99.500%	(430,873)	-
SanCor do Brasil	Limited Liability Company	92.000%	99.960%	(2,150,018)	-
SanCor Dairy Corporation	Corporation	100.000%	100.000%	(120,804)	-
Total other liabilities related to investments				(2,701,695)	-

(1) During the fiscal year ended June 30, 2000 the Cooperative Company sold a portion of its interest in the retirement insurance group and in Sancor Medicina Privada S.A., generating an income of 6,353,756 and a loss of 215,675 respectively, disclosed within Other Income (loss) - Net. Subsequently, during the year ended June 30, 2001, the Cooperative Company sold the remainder of the equity interests it held in such companies obtaining a gain of 5,717,656 and a loss of 26,596, respectively, which are disclosed under the Other Income (loss). Net of the statement of income as of such date.

(2) During the year ended June 30, 2001, the Cooperative Company sold a portion of its equity interest in Patrulla S.C. obtaining a gain of 1,486,130. This gain is disclosed within the account "Other Income (loss) - Net" Through this transaction the Cooperative Company reduced its equity interest in Patrulla S.C. from 95% to 23.75%.

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

Investments, net of allowances for impairment in value, taken as a whole, do not exceed their recoverable value.

2.5. Property, plant and equipment

Plots of land, buildings, machinery, enclosures and facilities, automobiles and computer hardware were subject to an appraisal revaluation carried out by independent experts as of June 30, 1990. Such amounts were restated as mentioned in note 1. The useful lives and the salvage were determined by the independent appraisers.

The increased value generated by the use of current values as of the date of the appraisal revaluation, net of writedowns on account of depreciation charges and subsequent retirements is disclosed in the "Reserve for appraisal revaluation of PP&E" account, included in Cooperative equity account.

The remaining accounts and additions subsequent to June 30, 1990, to the accounts submitted to appraisal revaluation as explained in the paragraph above, were valued at cost restated as mentioned in note 1 less the respective accumulated depreciation calculated in proportion to the months of estimated useful life at each year end.

During the fiscal year ended June 30, 2001, the Company made an appraisal revaluation of certain PP&E assets provided as guarantee of the second series of Corporate Bonds (floating rate notes) as mentioned in note 11. The appraisal, performed by an independent expert, resulted in an increased useful life expectancy and an improved condition and maintenance factor for such assets. On the basis of the new evidence, the Cooperative Company extended, applicable henceforth and on a case-by-case basis, the useful lives of each of the assets in question and has recalculated the depreciation charges for the current fiscal year accordingly.

The value of these assets, taken as a whole, does not exceed the value recoverable from future operations.

2.6. Intangible Assets

At incurred cost, less respective accumulated amortization. This value of these assets, taken as a whole, does not exceed the value recoverable from future operations.

2.7. Deferred charges

Expenses paid in advance: at cost incurred, less respective accumulated amortization calculated on the basis of the months of deferral.

2.8. Other assets

- Packaging - Molds/casts: at replacement cost at each year-end less respective depreciation, calculated on the basis of estimated wear and tear.
- Packaging - Remainder: at the lower of the replacement cost or net realizable value as of each year-end.

The value of these assets, taken as a whole, does not exceed their recoverable value.

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

2.9. Allowances and accruals

- Allowance for uncollectible accounts: this cover all receivables in litigation not backed by mortgages or other security agreements, as well as other receivables that a case-by-case analysis of the portfolio identified as of doubtful collection. Such quantification has duly considered the report from legal counsel.

  As of June 30, 2001, the Cooperative Company carries certain past-due accounts receivable amounting to about 6 million with respect to which it is negotiations with customers to expedite recovery by executing refinancing agreements if need be and obtaining guarantees to ensure compliance with such refinancing. These receivables are not included in the allowance for doubtful accounts because, in the opinion of Company Management, the negotiation under way will allow their recovery.

- Allowance for impairment in value of investments: this reflects the difference between the book value and the estimated recovery value of these assets.

- Litigation reserve: This covers adverse contingencies arising from situations present at each year end, with a high likelihood and quantifiable. Such quantification has duly considered the report from legal counsel.

2.10. Cooperative's equity accounts

Stated in constant pesos at each year-end, as mentioned in note 1, except in the Subscribed Capital and the Associated Subscribers accounts, which have been kept at their original value. The adjustment necessary to restate them in constant pesos is disclosed in the Adjustment to Capital and the Lump-Sum Adjustment to Cooperative equity accounts.

The Cooperative's bylaws provide that subscribed capital, together with reserves and cash as of each year-end, should be sufficient to cover a maximum of 50% (fifty percent) of assets, as may be determined by the Board of Trustees. To such end the program of investments in PP&E. and the possibilities of external financing will have to be taken into consideration.

Paying in the subscribed capital increase calculated as provided in the preceding paragraph will be mainly made by capitalization of retained earnings or crediting a percentage of the production delivered by the associated cooperatives. Such percentage is determined by the Board of Trustees up to a maximum of 5% as provided in Section 10 of the Cooperative's bylaws.

Adjustments from prior years: this includes the accounting effect of recognizing early retirement system for the Cooperative Company's personnel, changes to prior year income in the subsidiary SanCor do Brasil S.R.L., and the recovery of VAT credit by the Cooperative Company, as detailed below:

- Early retirement system: this comprises the compensation that the Cooperative Company will pay those included in the early retirement system. Through the fiscal year ended June 30, 2000, the Cooperative Company followed the criterion of charging to income only those payments made during the respective fiscal year. As from the fiscal year ended, June 30, 2001, the Cooperative Company decided to record, giving retroactive effect, the liability covering all benefits pending payment, which were measured as the sum to be paid discounted at a rate of 12% per annum. This value worked out at 6,920,000, out of which 4,605,406 relates to the year ended June 30, 2000, and the rest to prior years.

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

- SanCor Do Brasil S.R.L.: the adjustment relates to write-downs made to accounts receivable on the basis of an analysis of their recoverability as of June 30, 2000, such write-downs amounted to 2,898,840.

- VAT credit: as from January 1, 2000, and having retroactive effects to the beginning of the fiscal year, the Cooperative Company has implemented changes aimed at improving the VAT-credit allocation criteria so as to establish properly the link with taxable and nontaxable transactions. The financial statements for the fiscal year ended June 30, 2000, have been modified retroactively taking into account this change; which decreased net loss by 782,452 and increased retained earnings at the beginning of the abovementioned fiscal year of 10,920,653. Lastly, during the year June 30, 2001, the Cooperative Company received a claim from the AFIP (Federal Public Revenues Administration) for an amount of 584,899 with respect to the adjustment made during the year ended June 30, 2000. The grounds for this claim were that, by the time the adjustment was made, the receivable had expired due to the statute of limitations. The Cooperative Company accepted the claim and amended the respective VAT positions. The amount in question was recorded in the financial statements as of June 30, 2001, as an adjustment to prior year income.

The Cooperative Company gave retroactive effect to these changes to the financial statements as of June 30, 2000, presented for comparative purposes.

2.11. Statement of income accounts

Accounts accumulating monetary transactions made throughout each fiscal year (sales, selling and administrative expenses, etc.) have been computed at nominal value.

Charges for consumption of nonmonetary assets have been accounted for based on the restated amounts of such assets.

The Cooperative Company has segregated the imputed financial components accrued during each fiscal year.

The "Financial Income (Expense)" account jointly discloses actual financial income and costs, separated into those arising from assets and those arising from liabilities.

	(Income) Expense	
Description	**2001**	**2000**
Financial (income) expense from assets		
Interest and Exchange differences	377,962	(195,026)
Imputed interest in receivables	(8,956,281)	(7,289,390)
Total from assets	(8,578,319)	(7,484,416)
Financial (income) expense from liabilities		
Interest and Exchange differences	34,422,728	24,542,768
Imputed interest in payables	13,034,448	12,177,764
Total from liabilities	47,457,176	36,720,532

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

According to the INAC y M current standards, the Cooperative discloses "operating accounts" and "transactions with unrelated parties" in the Statement of Income in accordance with the following criteria:

- Sales are allocated directly based on the units sold and prices in each case.
- By definition, direct costs are allocated to each product involved in each account.
- Indirect costs are prorated in accordance with various methods which, in general, are related to the sales volume of each product.

3. DEVELOPMENT OF THE CAPITAL ADJUSTMENT ACCOUNT

Balance as of June 30, 1993				11,412,001
Capitalization resolved by the General Meeting		**Increase for the fiscal year**		
Date	**Amount**	**Ended in the year**	**Amount**	
10-29-1993	(1,134,717)	-	-	(1,134,717)
09-30-1994	(141,299)	1994	141,299	-
09-29-1995	(4,451,688)	1995	4,430,489	(21,199)
09-27-1996	(274,411)	1996	274,411	-
Balance as of June 30, 2001				10,256,085

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

4. BREAKDOWN OF FINANCIAL INVESTMENTS, RECEIVABLES AND PAYABLES

Maturity	Financial investments	Receivables (1)	Liabilities: Financial payables (2)	Liabilities: Other payables (3)
Without a maturity date	2,362,606	59,908,901	-	316,028
With a maturity date				
– Past due				
Up to three month	-	26,645,045	-	5,072,546
From three to six months	-	5,813,677	-	983,962
From six to nine months	-	3,215,363	-	56,079
From nine to twelve months	-	1,965,288	-	-
From one to two years	-	163,803	-	-
From two to three years	-	3,254	-	-
From three to four years	-	53,604	-	-
Over four years	-	77,828	-	-
Total past due	-	37,937,862	-	6,112,587
– Not yet due				
Up to three months	-	85,404,590	17,463,671	148,371,224
From three to six months	-	3,729,942	70,653,434	7,346,320
From six to nine months	-	169,681	4,133,350	712,250
From nine to twelve months	-	291,042	6,936,697	697,835
From one to two years	-	1,073,823	29,339,274	5,841,000
From two to three years	-	473,779	63,711,039	678,119
From three to four years	-	45,164	22,500,000	89,638
Over four years	-	6,442,776	-	129,331
Total not yet due	-	97,630,797	214,737,465	163,865,717
Total with a maturity date	-	135,568,659	214,737,465	169,978,304
Total	2,362,606	195,477,560	214,737,465	170,294,332
			(4)	

(1) Includes current trade receivables and other current and noncurrent receivables, excluding the allowance for doubtful accounts and imputed interest in receivables.
(2) Includes bank and other financial payables (See note 2.1).
(3) Includes total liabilities, excluding bank and other financial payables, accruals and imputed interest in payables.
(4) The weighted average variable interest rate of financial payables is 0.99% per month. Such amount is registered before subtracting the deferred payment checks from Integral Insumos S.C. totaling 37,990,445 (See Note 2.1.).

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

5. RESTRICTED ASSETS AND GUARANTIES PROVIDED

As of each year-end, the Cooperative has assets, basically machinery and real property, pledged or mortgaged in the book amounts of 196,664,149 and 97,920,310 respectively, securing financial liabilities in the amounts of 189,283,000 and 51,345,988 and trade payables in the amount of 768,295 (2000), as of June 30, 2001 and 2000, respectively.

The assets furnished as collateral and their net book value as of June 30, 2001 and 2000, are as follows:

	Net Book Value	
	2001	2000
Pledged machinery	95,780,462	61,199,235
Mortgaged real property	90,063,737	36,721,075
Pledged inventory	10,788,570	-
Pledged trademarks	31,380	-
Total	196,664,149	97,920,310

In addition, as of June 30, 2001, the Cooperative Company had provided guarantees amounting to 704,582 and had discounted at banks checks received from third-parties and invoices issued to customers, in the amounts of 15,607,192 and 18,296,611, respectively. The Cooperative Company remains joint and severally liable for these obligations in the event of default on the part of issuers or debtors.

6. TRANSACTIONS WITH SUBSIDIARIES AND AFFILIATES

Balances, income and transactions with subsidiaries included in note 2.4 are as follows:

Account	2001	2000
Current Assets		
Trade receivables (1)	11,328,243	17,207,005
Other receivables (2)	17,842,846	2,684,788
Noncurrent Assets		
Other receivables (3)	5,203,688	18,049,066
Current liabilities		
Trade payables (4)	(4,665,944)	(4,702,543)
Other payables (5)	(11,629,535)	(3,732,191)
Financial Income		
Income	-	302,924
Sales of goods and services (6)	25,164,569	38,373,481
Commissions/Bonuses: Income	905,847	769,037
Administrative and Selling expenses (7)	4,285,700	4,352,853

(1) Includes, among others: "SanCor Do Brasil S.R.L." 10,075,507 and 16,216,132, "El Hornero S.C." 425,334 (2001) and "San Marco S.A." 482,296 and 629,805.

(2) Includes among others: "El Hornero S.C." 13,043,984 and 1,699,904, "SanCor Do Brasil S.R.L." 3,036,673 and 468,082, "Amplicampo Inversora S.A." 266,600 (2001), "Integral Insumos S.C." 2,126 and 85,916, "Tranlac S.A." 220,583 (2001), "Coop. Publicidad S.C." 310,051 (2001), and "San Marco S.A." 241,310 (2001).

(3) Includes: "San Marco S.A." 5,203,688 and 18,049,066.

(4) Includes, among others: "Sodecar S.A." 3,923,865 and 3,748,455, "Patrulla S.C." 299,114 and 335,187, "San Marcos S.A." 76,381 and 289,977, "Coop. Publicidad S.C." 171,771 (2001), "Aproagro S.A." 192,891 (2001) and "Integral Insumos S.C." 211,392 (2000).

(5) Includes, among others: "Arla Foods Ingredients S.A." 8,775,000 (2001), "Integral Insumos S.C." 1,606,297 and 2,508,445, "Coop. Publicidad S.C." 385,764 (2000), "Patrulla S.C." 245,998 and 293,663 and "Trayectoria S.C." 194,494 (2000).

(6) Includes, among others: "Sancor do Brasil S.R.L." 24,504,813 and 37,274,765 and "Integral Insumos S.C." 656,748 and 1,096,578.

(7) Includes: "Patrulla S.C." 3,282,326 and 3,288,140 and "Integral Insumos S.C." 1,003,374 and 1,032,213.

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

7. RESTRICTION ON DISTRIBUTION OF EARNINGS FOR THE FISCAL YEAR

According to the provisions of Section 42 of Law No. 20,337, income derived from long-term investments and other income (net) plus income from transactions with unrelated parties are to be transferred to the "Special Reserve (Section 42 of Law No. 20,337)" account.

8. PURCHASES, AND MANUFACTURING, ADMINISTRATIVE AND SELLING EXPENSES AND OTHER INCOME (EXPENSE)

The breakdown of purchases and expenses as of each year-end is as follows:

Account	Purchases and manufacturing expenses	Administrative expenses	Selling expenses	Total 2001	Total 2000
Raw materials	279,011,982	-	-	279,011,982	303,652,221
Labor	57,185,246	9,845,601	20,266,229	87,297,076	95,787,349
Freight and transportation	12,525,098	1,240,876	36,773,319	50,539,293	62,362,584
Containers and packaging	60,968,398	-	145,172	61,113,570	67,101,612
Depreciation of PP&E (1)	15,298,384	518,108	1,353,992	17,170,484	22,144,511
Maintenance of PP&E	6,521,656	23,387	573,778	7,118,821	8,356,287
Fuel and electric power	11,365,065	39,935	697,657	12,102,657	11,549,732
Advertising, promotion and others	-	2,134,278	22,112,772	24,247,050	17,217,042
Taxes	5,592,613	442,011	3,994,257	10,028,881	6,304,811
Other services	822,064	953,807	2,301,014	4,076,885	4,282,861
Outsourced Services	13,314,653	918,797	10,846,098	25,079,548	27,874,143
Other	26,979,591	639,139	12,071,363	39,690,093	34,248,806
Total 2001	489,584,750	16,755,939	111,135,651	617,476,340	
Total 2000	535,450,420	17,137,335	108,294,204		660,881,959

(1) Net of the reversal of the appraisal revaluation reserve of PP&E.

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

The breakdown of other income (loss) net as of each year-end is as follows:

Account	Income (loss) 2001	Income (loss) 2000
Income:		
Sales of PP&E	143,076	514,884
Income from disposal of investments in other entities	7,177,190	6,138,081
On sale of warehouse and rejects	142,401	41,288
Loss:		
Severance payments	(2,082,299)	-
Consignments	(183,162)	131,269
Services and construction work for cooperatives	(190,804)	(39,575)
Others	(1,040,967)	(7,402,641)
Total other income (loss) - net	3,965,435	(616,694)

9. CORPORATE BONDS

On November 7,1996, the Cooperative Company issued the first series of Corporate Bonds for a nominal value of US$ 50 million, the principal amount of which shall be repaid in a single payment on November 7, 2001.

The issuance price was 99.5865% of the face value of the Corporate Bonds. Interest will be accrued from the issuance date through the maturity date at a nominal 11% rate per annum, payable half-yearly in arrears on May 7 and November 7 of each year.

The proceeds obtained from this issuance were allocated to the following items:

Items	US$	Date
Working capital financing	10,000,000	11-07-96
Settlement of debt and interest thereon	1,980,798	11-29-96
Final redemption and interest payment of Corporate Bonds	29,174,952	12-02-96
Working capital financing	8,000,000	12-16-96
Arrangement fees	75,000	12-26-96
Total net funds from the inssuance	49,230,750	11-07-96

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

The Cooperative Company's Regular Meeting of Delegates held on September 24, 1999, decided to increase the maximum outstanding amount under the abovementioned Program to US$ 300 million; such increase was authorized by the Buenos Aires Stock Exchange and by the CNV (Argentine National Securities Commission) by means of certificate No. 269 dated July 25, 2000.

The Cooperative Company has guaranteed this entire serie, as well as the second mentioned in note 11, with mortgages and security agreements over certain assets, as indicated in note 5.

The covenants of the issuance program for both series oblige the Cooperative Company to maintain certain minimum financial ratios that are calculated on a quarterly basis.

Failure to come into compliance with such ratios or with any other obligations established in the abovementioned program within forty-five days of receiving notice from the Trustee, or from the date both the Cooperative Company and the Trustee received notice from any Holder, pointing out the noncompliance would place the Company in default and, in such case, the Trustee or any Holder of at least 25% of outstanding company securities of any kind would be entitled, subject to fulfillment of certain formalities, to declare the early maturity of all securities in the respective class.

The Cooperative Company plans to service the abovementioned Corporate Bonds and other financial liabilities that fall due in the coming months out of resources provided by: (a) a portion of the capital contributions to be paid in by the member cooperatives that will avail themselves of the specific line of loans offered by the Banco de la Naciόn Argentina described in note 12, (b) payment terms to member cooperatives for the milk they deliver will be extended to thirty days, (c) new credit obtained by discounting third-party checks and invoices, (d) drawing down credit lines for export prefinancing, already approved but not used to date, (e) new credit lines that it is currently negotiating, (f) assistance from subsidiaries, (g) funds provided by operations, and (h) realizing certain assets. In the opinion of the Cooperative Company's Management, these measures will be sufficient to meet the obligations of reference.

10. LOAN GRANTED BY THE INTERNATIONAL FINANCE CORPORATION

On April 18, 1995, the Cooperative signed a loan agreement whereby the International Finance Corporation (IFC) granted SanCor CUL a US$70 million loan which will be earmarked for partially financing the new Investment Plan which the Cooperative has defined for the period 1995-1999.

The main characteristics of this loan are as follows:

- Line A: US$20 million, semiannual repayment, first amortization payment in October 1997 and last amortization payment in April 2005.
- Line B: US$30 million, semiannual repayment, first amortization payment in April 1997 and last amortization in October 2001.
- Line C: US$20 million, one-time repayment in June 2005, with a capitalization option by the IFC in possible subsidiaries or in SanCor CUL, should the Cooperative Company decide to become a publicly held company.

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

The loan will be secured by collateral in a proportion of 1.5:1.0 and the procurement of certain additional insurance. Interest on the loan will be calculated on the basis of LIBOR plus a surcharge, except for Line C, which includes an additional rate so long as the abovementioned option is not exercised.

As of June 30, 2001, US$33,0 millions was recorded in the financial payables account, including US$5,5 millions and US$27,5 millions in the current and noncurrent portions, respectively.

Furthermore, the covenants of this loan agreement bind the Cooperative Company, among other things, to use the funds committed for the approved investment plan, maintain the loan guarantees and certain minimum liquidity and debt-to-equity ratios, and obtain prior IFC consent to carry out certain significant transactions which may change the Cooperative Company's current financial position (such as furnishing a collateral or other security, acquising and disposing of assets and granting financial loans to third parties, etc.).

In the event of default in payment or noncompliance with any of the abovementioned covenants for more than 30 days, the IFC, by prior written notice to the Cooperative Company, may, in the event that such default or noncompliance remains, enforce the acceleration clause under the loan agreement.

11. FLOATING RATE NOTES

On July 27, 2000, the Cooperative Company has issued the second series of Corporate Bonds denominated "floating rate notes" for an amount of USD 94.8 million under the Cooperative's Corporate Bonds issuance program the total outstanding amount of which has been raised to USD 300 million as mentioned in note 9.

On this occasion, the issue was priced at par, the interest is calculated on the basis of the Badlar and LIBO rates, interest payments are quarterly (14 installments) as from October 27, 2000 and principal is amortized in 13 installments: the first on January 29, 2001, and the rest quarterly thereafter.

The Cooperative Company has guaranteed this entire series with mortgages and security agreements on certain assets, as detailed in notes 5 and 9.

The net proceeds from the issuance of the second series of floating rate notes, Class 2 for a face value of USD 19 million, and Class 3 for a face value of USD 75.8 million, were fully applied, on July 27, 2000, to repaying a bridge loan in the amount of USD 94.8 million that had been received on January 27, 2000, form a syndicate of banks as detailed in the following table:

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

Bank	USD
Citibank N.A.	15,000,000
Rabobank International	15,000,000
Banco Río de la Plata S.A.	15,000,000
Banco de la Nación Argentina	15,000,000
Banca Nazionale del Lavoro S.A.	6,500,000
Banco de la Provincia de Buenos Aires	6,100,000
Banco Societé Generale S.A.	5,000,000
Vereins-Un Westbank AG	4,000,000
Banco del Suquía S.A.	3,100,000
Banco de Galicia y Buenos Aires S.A.	3,050,000
Banco Sudameris Argentina S.A.	3,050,000
Banco de la Ciudad de Buenos Aires	2,000,000
Banco General de Negocios S.A.	1,000,000
Nuevo Banco de Santa Fe S.A.	1,000,000
Proceed from the issue	94,800,000

The covenants of the issuance program for both series oblige the Cooperative Company to maintain certain minimum financial ratios that are calculated on a quarterly basis.

Failure to come into compliance with such ratios or with any other obligations established in the abovementioned program within forty-five days of receiving notice from the Trustee, or from the date both the Cooperative Company and the Trustee received notice from any Holder, pointing out the noncompliance would place the Company in default and, in such case, the Trustee or any Holder of at least 25% of outstanding company securities of any kind would be entitled, subject to fulfillment of certain formalities, to declare the early maturity of all securities in the respective class.

12. SUBSCRIBED CAPITAL PAY-IN

The law that governs cooperatives requires them to pay in the membership quotas subscribed within a maximum term of five years. Given that a significant concentration of subscribed-capital payments falls due in June 2002, the Cooperative Company conducted successful negotiations with Banco de la Nación Argentina and obtained from such institution a credit facility for its member cooperatives amounting to USD 25 million, to be amortized on a monthly basis over five years, earmarked for complying with contributions of subscribed capital.

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

To guarantee repayment of such loan: (a) the Cooperative Company shall withhold from its member cooperatives a percentage of its payments in consideration of the milk they deliver, (b) the bank and the Cooperative Company executed and registered a first-degree security agreement encumbering the latter's inventories up to an amount equivalent to 150% of the amount loaned, and (c) the Cooperative Company assumed the capacity of joint, several and principal obligor, thus waiving the benefit of discussion, action for division and notice to the main obligor.

As of June 30, 2001, subscribed capital not yet paid in amounted to 45,627,834, out of which 15,460,939 was paid in after year-end by first-degree cooperatives that availed themselves of the credit facility mentioned in the first paragraph; for another 7,367,982, the credit lines were approved by Banco de la Nación Argentina or are in the final stages of the procedure.

It is an accounting policy of the Cooperative Company to disclose under shareholders' equity the capital contributions not yet paid in, offsetting the "subscribed capital" account, until it has obtained objective evidence that such contribution will be paid in imminently. Accordingly, as of June 30, 2001, the pending contributions paid in subsequently to year-end and the contributions pending from first-tier cooperatives that as of the date of issuance of these financial statements have obtained approval for credit lines from Banco de la Nación Argentina, which amount to 22,828,921, have been disclosed under "Other current receivables", while the pending contributions that do not meet the abovementioned requirements, which amounted to 22,798,913 as of such date, are recorded under "Associated Subscribers" offsetting the "Subscribed Capital" account.

13. AGREEMENT WHEREBY ASOCIACION UNION TAMBEROS COOPERATIVA LIMITADA (AUT) APPLIES TO JOIN SANCOR COOPERATIVAS UNIDAS LIMITADA.

On July 11, 2001, SanCor C.U.L. and AUT subscribed an Agreement whereby the latter applies to join the first; such integration will become effective upon the entities meeting a series of conditions, and provided this is done by October 15, 2001. Such conditions include: that SanCor C.U.L. shall hold a Regular General Meeting of Member Cooperatives with the object of considering amending its bylaws as regards the voting rights that AUT is to be awarded and of approving the transfer of assets and liabilities from AUT to SanCor C.U.L. as the means by which the former will contribute to the latter's capital, approval by anti-trust authorities, and the execution of a framework agreement between the parties and the shareholders of Milkaut S.A.

Under the Agreement mentioned above, AUT undertook to subscribe 21,186,662 new membership quotas with a face value of 1 each that would be paid in as follows: 5% as of the date of agreement execution, 66.66% by October 15, 2001, by means of the transfer of assets mainly comprising direct and indirect shareholdings in Milkaut S.A., (which constitute a controlling interest therein), and a transfer to AUT of a trademark owned by SanCor C.U.L., and a transfer of AUT liabilities in amounts that are subject to the approval of the regular meeting of member cooperatives as mentioned in the preceding paragraph, and the remaining 28.24% within five years of executing the Agreement.

The approximate value of the assets that SanCor C.U.L. would receive is 61.1 million while the value of the liabilities that would be transferred from AUT, net of the transfer of the trademark mentioned in the preceding point, is about 12 million.

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

14. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are the English translation of those originally issued in Spanish.

They are presented in accordance with generally accepted accounting principles in Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified.

Accordingly, these financial statements are not intended to present financial position, results of operations and changes in financial position in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ORESTE JOSE MANRIQUE
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RUBEN DARIO ECHAVARRI
Chairman of the
Statutory Audit Committee

ENRIQUE FRANCISCO BARUFALDI
Secretary

RAUL EMILIO FILIPPI
General Manager

JORGE OSVALDO DRUETTA
Treasurer

EXHIBIT I

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN PPE FOR THE FISCAL YEAR ENDED JUNE 30, 2001

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 14)

(Stated in pesos)

	Original Cost plus appraisal reevaluations				
Accounts	**Balance at beginning of year**	**Increase**	**Decrease**	**Transfer**	**Balance at end of year**
Land	6,564,568	-	(24,272)	-	6,540,296
Buildings	152,214,595	179,072	(134,859)	1,027,219	153,286,027
Enclosures and facilities	14,062,475	79,813	(130,587)	126,612	14,138,313
Machinery and facilities	271,719,289	1,048,330	(5,876,960)	6,145,780	273,036,439
Tools in use	529,035	13,913	(9,200)	158	533,906
Furniture and fixture	8,105,547	100,775	(129,117)	70,542	8,147,747
Automobiles	3,860,418	50,777	(667,753)	10,251	3,253,693
Proprietary computer hardware	5,353,731	683,877	(643,825)	(49,142)	5,344,641
PP&E under loan for use	1,580,811	6,757	(1,453,402)	(2,693)	131,473
Computer hardware under loan	-	-	-	113,109	113,109
PP&E under capital leases	4,641,691	36,790	-	13,317	4,691,798
Automobiles under capital leases	-	799,848	-	-	799,848
Machinery Law 24,402 and Resolution No. 502/95	33,837,070	-	-	-	33,837,070
Works in progress	7,926,693	6,959,665	-	(7,455,153)	7,431,205
PP&E Resolution No. 502/95	8,929,031	-	-	-	8,929,031
Total 2001	519,324,954	9,959,617	(9,069,975)	-	520,214,596
Total 2000	513,919,463	12,061,958	(6,656,467)	-	519,324,954
			(A)		

(A) Includes 2,217,049 (2001) and 1,348,856 (2000) of Reversal of Appraisal Revaluation owing to retirements for the fiscal year.

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ORESTE JOSE MANRIQUE
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RUBEN DARIO ECHAVARRI
Chairman of the
Statutory Audit Committee

ENRIQUE FRANCISCO BARUFALDI
Secretary

RAUL EMILIO FILIPPI
General Manager

JORGE OSVALDO DRUETTA
Treasurer

EXHIBIT I
(Contd.)

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN PPE FOR THE FISCAL YEAR ENDED JUNE 30, 2001

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 14)

(Stated in pesos)

	Depreciations					
		for the year				
Accounts	Accumulated at beginning of year	Increase	Decrease	Accumulated at end of year	Net book Value 2001	Net book Value 2000
Land	-	-	-	-	6,540,296	6,564,568
Buildings	44,049,316	4,439,436	(51,783)	48,436,969	104,849,058	108,165,279
Enclosures and facilities	4,606,346	493,507	(60,670)	5,039,183	9,099,130	9,456,129
Machinery and facilities	145,155,503	13,337,021	(3,053,383)	155,439,141	117,597,298	126,563,786
Tools in use	421,442	36,940	(8,601)	449,781	84,125	107,593
Furniture and fixture	5,132,643	528,808	(119,166)	5,542,285	2,605,462	2,972,904
Automobiles	2,080,725	113,374	(555,247)	1,638,852	1,614,841	1,779,693
Proprietary computer hardware	4,375,716	988,559	(748,843)	4,615,432	729,209	978,015
PPE under loan for use	1,468,993	11,943	(1,454,615)	26,321	105,152	111,818
Computer hardware under loan for use	-	2,090	108,683	110,773	2,336	-
PPE under capital leases	1,042,483	467,517	-	1,510,000	3,181,798	3,599,208
Automobiles under capital leases	-	41,132	-	41,132	758,716	-
Machinery Law 24,402 and Resolution No. 502/95	11,415,968	2,457,170	-	13,873,138	19,963,932	22,421,102
Works in progress	-	-	-	-	7,431,205	7,926,693
PPE Resolution No. 502/95	1,783,197	942,308	-	2,725,505	6,203,526	7,145,834
Total 2001	221,532,332	23,859,805	(5,943,625)	239,448,512	280,766,084	
Total 2000	197,950,664	27,812,334	(4,230,666)	221,532,332		297,792,622
		(B)	(A)			

(A) Includes 2,217,049 (2001) and 1,348,856 (2000) of Reversal of Appraisal Revaluation owing to retirements for the fiscal year.
(B) Includes 6,689,321 (2001) and 5,667,823 (2000) in Increased Depreciation due to Appraisal Revaluation.

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

ORESTE JOSE MANRIQUE
Chairman

RUBEN DARIO ECHAVARRI
Chairman of the
Statutory Audit Committee

ENRIQUE FRANCISCO BARUFALDI
Secretary

RAUL EMILIO FILIPPI
General Manager

JORGE OSVALDO DRUETTA
Treasurer

EXHIBIT II

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN ALLOWANCES, ACCRUALS AND RESERVES AND FUNDS

FOR THE FISCAL YEAR ENDED JUNE 30, 2001

(Translation of the Financial Statements originally issued in Spanish - See note 14)

(Stated in pesos)

Account	Balance at beginning of year	Decrease	Increase	Balance at end of year
ALLOWANCES				
For doubtful accounts	7,793,474	219,684	3,887,494	11,461,284
For impairment in value of investments	464,703	-	-	464,703
	8,258,177	219,684	3,887,494	11,925,987
ACCRUALS				
Self insurance charge	281,556	653,648	372,092	-
Fire self insurance	250,000	250,000	-	-
Self insurance of money robbery	72,734	72,734	-	-
Self insurance of fleets	6,803	83,355	76,552	-
Accrual for litigation	8,266,621	2,932,773	2,581,519	7,915,367
	8,877,714	3,992,510	3,030,163	7,915,367
TOTAL	17,135,891	4,212,194	6,917,657	19,841,354
RESERVES AND FUNDS:				
Legal reserve	1,279,030	-	-	1,279,030
Labor and employee assistance fund	2,670	-	190	2,860
Special (Art. 42, Law No. 20,337)	19,075,574	-	4,145,681	23,221,255
Appraisal revaluation	115,219,138	8,906,370	-	106,312,768
TOTAL	135,576,412	8,906,370	4,145,871	130,815,913

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ORESTE JOSE MANRIQUE
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RUBEN DARIO ECHAVARRI
Chairman of the
Statutory Audit Committee

ENRIQUE FRANCISCO BARUFALDI
Secretary

RAUL EMILIO FILIPPI
General Manager

JORGE OSVALDO DRUETTA
Treasurer

EXHIBIT II (Contd.)

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN ALLOWANCES, ACCRUALS AND RESERVES AND FUNDS

FOR THE FISCAL YEAR ENDED JUNE 30, 2001

(Translation of the Financial Statements originally issued in Spanish - See note 14)

(Stated in pesos)

Account	References on decreases	References on increases
ALLOWANCES		
For doubtful accounts	Consumption and/or recovery	Individual recoverability analysis (Note 2.9)
ACCRUALS		
Self insurance charge	Cover by insurance policies	Percentage on freight paid (Note 2.9)
Fire self insurance	Cover by insurance policies	
Self insurance of money robbery	Cover by insurance policies	
Self insurance of fleets	Cover by insurance policies	Percentage on internal services (Note 2.9)
Accrual for litigation	Write –off of extrajudicial agreement	Calculation on labor claims as per legal counsel reports (Note 2.9)
RESERVES AND FUNDS:		
Labor and employee assistance fund		Interest on and repayment of loans granted to employees
Special (Art. 42, Law No. 20,337)		Absorption of income (loss) for the fiscal year 99/00 (301,249) Other income-net in the fiscal year 99/00 3,846,172 Retiro de Cooperativas 600,758
Appraisal revaluation	Write-off and write downs due to retirements and depreciation on PP&E	

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ORESTE JOSE MANRIQUE
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RUBEN DARIO ECHAVARRI
Chairman of the
Statutory Audit Committee

ENRIQUE FRANCISCO BARUFALDI
Secretary

RAUL EMILIO FILIPPI
General Manager

JORGE OSVALDO DRUETTA
Treasurer

EXHIBIT III

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATISTICAL DATA SCHEDULE

(Translation of the Financial Statements originally issued in Spanish - See note 14)

(stated in pesos)

NAME OF COOPERATIVE:	SanCor Cooperativas Unidas Limitada.	
PRINCIPAL BUSINESS:	Processing and Marketing of Dairy Products.	
REGISTRATION NUMBER:	I.N.A.E.S. No. 772	
ADDRESS:	Tte. Gral. Richieri No. 15 - Sunchales (Santa Fe).	
FISCAL YEAR ENDED:	June 30, 2001.	
NUMBER OF ASSOCIATES:	84 Cooperatives.	
SUBSCRIBED CAPITAL:	128,942,747	
PAID-IN CAPITAL:	83,314,913	
RESERVES:	Legal: 1,279,030 - Appraisal Revaluation: 106,312,768.	
INCOME:	2,626,226.	
SALES:	Butter:	44,941,434
	ce Cream:	2,516,602
	Cheeses:	206,175,292
	Caramel:	19,236,021
	Pasteurized Milk:	53,916,505
	Pasteurized Cream:	35,854,451
	Yoghurt:	47,194,996
	Powdered Cheese Whey:	3,303,442
	Mayonnaise and Russian dressing:	6,294,898
	Fruit juices:	866,572
	Powdered Milk:	114,305,028
	Instant dairy cereals with fruit, minerals and vitamins:	1,013
	Plain UHT Milk:	116,566,170
	Cream Caramel and Desserts:	9,041,720
	Liquid Milk:	11,867,465
	Flavored UHT Milk:	3,841,161
	Other:	4,659,336
NAME OF SANCOR'S HIGHER TIER COOPERATIVE ENTITY	Coninagro	

Signed for purposes of identification
with our report dated September 6, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ORESTE JOSE MANRIQUE
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RUBEN DARIO ECHAVARRI
Chairman of the
Statutory Audit Committee

ENRIQUE FRANCISCO BARUFALDI
Secretary

RAUL EMILIO FILIPPI
General Manager

JORGE OSVALDO DRUETTA
Treasurer

SANCOR COOPERATIVAS UNIDAS LIMITADA

RATIFICATION OF LITHOGRAPHED SIGNATURES

FINANCIAL STATEMENTS AS OF JUNE 30, 2001

PRESENTED FOR COMPARATIVE PURPOSES WITH THE PRIOR YEAR

"We hereby ratify our signatures appearing in printed from on the preceding sheets from page 1 to 37".

PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113 - Fo. 103

STATUTORY AUDIT COMMITTEE'S REPORT

To our member cooperatives:

During the Cooperative's 61th fiscal year, we have attended the meetings of the Board of Trustees on a regular basis, we have participated in its Internal Committees and other ad-hoc committees specifically created. In addition, we have verified the adequacy of the cooperative's activities.

In this respect, we have visited different management units and monitored and analyzed several aspects of them, requesting in each case the information we deemed necessary.

Based on the work we have done, we can express the opinion that the actions of the cooperative governing bodies and management were performed in compliance with the Cooperative's Bylaws, Rules and Regulations and currently effective legislation.

We also express our favorable opinion on and suggest the approval of the Annual Report, Balance Sheet, Statement of Income, Cash Flows, Exhibits and Supplementary notes of the fiscal year July 1, 2000 through June 30, 2001, which the Board of Trustees offered for the Shareholders' Meeting consideration.

The entire fiscal year was characterized by recessionary conditions, with a decline in primary production both for our cooperative and Argentina as a whole, and extremely heavy competition on domestic markets.

Taking into account this scenario, we wish to highlight the great effort made by farmers, first-tier cooperatives and all the enterprise's personnel, placing SanCor in a better position to face the future.

Yours faithfully,

Sunchales (Santa Fe),
September 6, 2001

RUBEN DARIO ECHAVARRI
Chairman of the
Statutory Audit Committee